Exhibit 2.2

EXECUTION

PURCHASE AGREEMENT

by and among

E D & F MAN HOLDINGS LIMITED,

WESTWAY GROUP, INC.,

WESTWAY HOLDINGS UK LIMITED,

WESTWAY TERMINAL & FEED PRODUCTS CANADA INC.,

and

WESTWAY HOLDINGS NETHERLANDS B.V.

Dated December 20, 2012

DEFINED TERMS

2011 10-K	18
2013 FSA Period	42
Affiliate	2
Agreement	1
Alliance Agreement	35
Assumed Canadian Liabilities	2
Australia Holdings	1
Balance Sheet	2
Balance Sheet Date	2
Bankruptcy and Equity Exception	18
Benefit Plan	2
Bill of Sale and Assignment and Assumption Agreement	3
Business Day	3
Buyer	1
Buyer 401(k) Plan	42
Buyer Additional Taxes	3
Buyer Benefit Plan	40
Buyer Canadian Pension Plan	41
Buyer FSA	42
Buyer Related Person	3
Buyer’s Feed Business	46
Buying Subsidiary	50
Canadian Benefit Plan	3
Canadian Feed Business	3
Canadian Net Working Capital	3
Capital Expenditures	4
Claim	4
Closing	17
Closing Date	17
COBRA	4
Code	4
Companies	1
Company	1
Company Benefit Plan	4
Company Employees	39
Company Subsidiaries	4
Company Subsidiary	4
Contract	4
Credit Agreement	4
Debt	4
Denmark Holdings	1
Encumbrances	5
Environmental Law	5
Environmental Laws	5
Environmental Permits	23
ERISA	5
Evercore	28
Exchange Act	5
Excluded Canadian Assets	5

- i -

Excluded Canadian Liabilities	6
Feed Business	6
Feed Business Marks	46
Feed Intercompany Cash Sweep Account	6
Final Closing Certificate	17
Financial Information	19
Foreign Transfer Agreements	6
FSA Balance	42
FSA Participants	42
GAAP	6
Governmental Entities	6
Governmental Entity	6
GST	6
Hazardous Substances	7
HSE Transition Agreement	56
Improvements	7
including	7
Indemnified Party	43
Insurance Policies	26
Intellectual Property Rights	7
Intercompany Account Adjustment Amount	17
Intercompany Account Measurement Time	16
Intercompany Account Reference Time	16
Ireland Holdings	1
IRS	7
Knowledge of the Companies	7
Korea Holdings	1
KPMG	7
Law	8
Laws	8
Leakage	8
Loss	8
Losses	8
Material Adverse Effect	8
Material Contract	28
Maximum Premium	44
Memorandum of Understanding	23
Merger	9
Merger Agreement	9
Multiemployer Plan	25
Netherlands Holdings	1
Notice Period	45
Notional 2012 Tax Returns	10
Notional Tax Amount	10
Order	10
Owned Real Estate	11
Parent	1
Parent Swingline Account	11
Parties	1
Party	1
Payoff Amount	49

- ii -

Payoff Letter	49
Permit	23
Permitted Encumbrances	11
Person	11
Pre-Closing Tax Period	11
Pre-Closing Tax Periods	11
Pre-Closing Transaction Costs	11
Preliminary Intercompany Account Adjustment Amount	16
Price Allocation	36
Price Allocation Statement	36
Proposal	45
Proposal End Date	46
Purchase Price	16
Purchased Canadian Assets	12
Real Property	12
Real Property Leases	22
Reference Date	12
Registered Intellectual Property Rights	21
Released Claims	13
Released Parties	59
Releasing Parties	59
Representatives	44
SAC 2 Agreement	52
Schedules	18
SEC	13
Securities Act	13
Seller	1
Seller Additional Taxes	13
Sellers	1
Sellers’ Terminals Business	47
Shares	1
Special Committee	28
Stockton South	34
Subsidiary	13
Superior Proposal	45
Superior Proposal Notice	45
Takeover Proposal	45
Tax	14
Tax Act	38
Tax Return	14
Taxes	14
Terminals Business Marks	47
Termination Date	57
Termination Fee	58
Trademarks	14
Transactions	14
Transfer Tax	15
Transferred Wombat Canada Employees	15, 39
Transitional Services Agreement	1
Treasury Regulations	15
UK Holdings	1

- iii -

UK Reorganization	53
UK Terminals	1
Violation	19
Westway Globe Logo	46
Wombat 401(k) Plan	42
Wombat Canada	1
Wombat Canada Pension Plan	15
Wombat Feed	1
Wombat Group	1
Wombat Group FSA	42
Wombat Group Related Person	15
Wombat Terminals	34
Wombat Terminals Transaction	2
Wombat UK Pension Plan	16

- iv -

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

EXHIBITS

Exhibit A	Form of Transitional Services Agreement
Exhibit B	Sample Calculation of the Intercompany Account Adjustment Amount
Exhibit C	Purchase Price Allocation
Exhibits D1-D-4	Form of Lease Agreements
Exhibit E	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit F	Form of Memorandum of Understanding
Exhibit G	Form of Storage/Exclusivity Agreement
Exhibit H	Form of HSE Transition Agreement
Schedule A	Canadian Assets
Schedule B	Stockton Assets
Schedule C	Excluded Canadian Liabilities
Schedule D	Canadian Feed Employees
Schedule E	Transferred UK Terminals Employees

- i -

PURCHASE AGREEMENT

This PURCHASE AGREEMENT, dated as of December 20, 2012 (the “Agreement”), is by and among E D & F Man Holdings Limited, a limited liability company incorporated and registered in England and Wales with registered number 03909548 (“Buyer”), Westway Group, Inc., a Delaware corporation (“Westway Group”), Westway Holdings UK Limited, a limited liability company incorporated and registered in England and Wales with registered number 06689215 (“UK Holdings”), Westway Terminal & Feed Products Canada, Inc., a corporation organized under the laws of Canada (“Westway Canada”) and Westway Holdings Netherlands B.V., a limited liability company organized under the laws of the Netherlands (“Netherlands Holdings”), (Westway Group, UK Holdings, Westway Canada and Netherlands Holdings are sometimes hereinafter referred to separately as a “Seller” and collectively the “Sellers,” and Buyer and the Sellers are sometimes hereinafter referred to separately as a “Party” and collectively as the “Parties”).

WHEREAS, (a) Westway Group owns 100% of the membership interests of Westway Feed Products LLC, a Delaware limited liability company (“Westway Feed”), (b) UK Holdings owns 100% of the issued and outstanding shares in the capital of Westway Terminals UK Limited, a limited liability company incorporated and registered in England and Wales with registered number 03137807 (“UK Terminals”), (c) Netherlands Holdings owns (i) 100% of the issued and outstanding shares of capital stock of Westway Hibernian Holdings Limited, a corporation organized under the laws of Ireland (“Ireland Holdings”), (ii) 100% of the issued and outstanding shares of capital stock of Westway Holdings Denmark ApS, a corporation organized under the laws of Denmark (“Denmark Holdings”), (iii) 100% of the issued and outstanding shares of capital stock of Westway Holdings Korea Limited, a corporation organized under the laws of the Republic of Korea (“Korea Holdings”) and (iv) 100% of the issued and outstanding shares of capital stock of Westway Holdings Australia Pty Limited, a proprietary company organized under the laws of Australia (“Australia Holdings”) (Westway Feed, UK Terminals, Ireland Holdings, Denmark Holdings, Korea Holdings and Australia Holdings are sometimes hereinafter referred to separately as a “Company” and collectively as the “Companies”) and (d) Westway Canada owns the Purchased Canadian Assets (as defined herein);

WHEREAS, Buyer desires to acquire, and the Sellers desire to sell, the Companies and the Purchased Canadian Assets and Buyer and the Sellers have determined to effect such acquisition and sale through the sale, by the Sellers to Buyer or one or more of its Affiliates, of the Purchased Canadian Assets and all of the issued and outstanding shares of capital stock or membership interests, as applicable (the “Shares”), of the Companies;

WHEREAS, as an integral part of the acquisition and sale of the Companies and the Purchased Canadian Assets, Buyer or one or more of its Affiliates, on the one hand, and Westway Group, on the other hand, shall simultaneously with the Closing enter into a Transitional Services Agreement in the form attached as Exhibit A hereto (the “Transitional Services Agreement”);

WHEREAS, on the date hereof, Westway Group has entered into an Agreement and Plan of Merger with Bishop Infrastructure II Acquisition Company, Inc. (“Parent”) and Bishop Infrastructure III Acquisition Company, Inc. (“Merger Sub”) whereby Merger Sub has agreed to commence a tender offer to purchase all of the issued and outstanding shares of the Class A Common Stock, shares of Class B Common Stock, shares of Series A Convertible Preferred Stock and In-the-Money Warrants to purchase shares of Class A Common Stock of Westway Group (the “Westway Terminals Transaction”); and

WHEREAS, it is anticipated that the closing of the transactions contemplated by this Agreement shall occur prior to the closing of the Westway Terminals Transaction.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, the Parties agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms have the respective meanings set forth below:

“Affiliate” means, with respect to a Person, any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Agreement” shall have the meaning assigned to such term in the Preamble.

“Assumed Canadian Liabilities” shall mean only (i) the liabilities of Westway Canada relating primarily to the Canadian Feed Business, as determined in accordance with GAAP and (ii) any liabilities and obligations relating to the Transferred Westway Canada Employees (but specifically excluding any obligations or liabilities in respect of any Canadian Benefit Plan, which liabilities and obligations are Excluded Canadian Liabilities).

“Australia Holdings” shall have the meaning assigned to such term in the Recitals.

“Balance Sheet” shall mean the internally generated balance sheet of Westway Feed dated as of September 30, 2012.

“Balance Sheet Date” shall mean September 30, 2012.

“Bankruptcy and Equity Exception” shall have the meaning assigned to such term in Section 3.1(a).

“Benefit Plan” means each plan, program, contract, agreement or other arrangement providing for compensation, retirement, pension, severance, termination pay, bonuses, incentives, performance awards, change in control benefits, deferred compensation, retention benefits, stock or other equity awards, fringe benefits, or welfare benefits such as medical, life insurance, short-term or long-term disability, or dental benefits, including an “employee benefit plan,” within the meaning of Section 3(3) of ERISA but not including any collective bargaining agreement, Multiemployer Plan or any plan, program, Contract, agreement or arrangement maintained, or required to be maintained, by a Governmental Entity.

“Bill of Sale and Assignment and Assumption Agreement” shall mean the Bill of Sale, Assignment and Assumption Agreement by and between Westway Canada and Buyer (or one of its Affiliates) with respect to the Purchased Canadian Assets and the Assumed Canadian Liabilities, in the form attached hereto as Exhibit E.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

“Buyer” shall have the meaning assigned to such term in the Preamble.

“Buyer 401(k) Plan” shall have the meaning assigned to such term in Section 5.5(k).

“Buyer Additional Taxes” means the amount by which the Notional Tax Amount exceeds $10,400,000, if at all.

“Buyer Benefit Plan” shall have the meaning assigned to such term in Section 5.5(f).

“Buyer Canadian Pension Plan” shall have the meaning assigned to such term in Section 5.5(h).

“Buyer FSA” shall have the meaning assigned to such term in Section 5.5(m).

“Buyer Related Person” means any of Buyer’s: (i) former or current directors, officers or employees, (ii) former or current holders of equity interests or securities thereof (whether such holder is a limited or general partner, member, stockholder or otherwise) and (iii) Buyer’s controlled Affiliates.

“Buying Subsidiary” shall have the meaning assigned to such term in Section 5.14.

“Buyer’s Feed Business” shall have the meaning assigned to such term in Section 5.8(a).

“Canadian Benefit Plan” means each Benefit Plan sponsored or maintained by Westway Canada for the benefit of any current or former employee, officer, director or independent contractor of Westway Canada (or any spouse, dependents, survivors or beneficiaries of any such Person).

“Canadian Feed Business” means the animal feed and feed supplement business conducted by Westway Canada.

“Canadian Net Working Capital” means, as of the close of business on the date that is three Business Days prior to Closing, accounts receivable (less any allowance for doubtful accounts) plus inventory net of provisions (less any freight and ingredient purchase order accruals) minus current amounts due to trade creditors, all as included in the Purchased Canadian Assets or the Assumed Canadian Liabilities, as applicable.

“Capital Expenditures” means the purchase or acquisition of fixed assets, including real estate, motor vehicles, equipment, fixtures, leases and any other items that would be required to be capitalized under GAAP.

“Claim” means any civil, criminal or administrative action, information request, suit, claim, hearing, arbitration, investigation or other proceeding.

“Closing” shall have the meaning assigned to such term in Section 2.3(c).

“Closing Date” shall have the meaning assigned to such term in Section 2.3(c).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Law.

“Company” and “Companies” shall have the meaning assigned to such terms in the Recitals.

“Company Benefit Plan” means each Benefit Plan sponsored or maintained by, or otherwise contributed to by any of the Companies or the Company Subsidiaries, for the benefit of any current or former employee, officer, director or independent contractor of the Companies or the Company Subsidiaries.

“Company Employees” shall have the meaning assigned to such term in Section 5.5(d).

“Company Subsidiary” and “Company Subsidiaries” means each of (i) Westway Terminals Esbjerg ApS, a corporation organized under the laws of Denmark, (ii) Westway Terminals Hibernian Ltd, a corporation organized under the laws of Ireland, (iii) Westway Terminals Korea Limited, a corporation organized under the laws of the Republic of Korea and (iv) Westway (Australia) Pty Ltd, a proprietary company organized under the laws of Australia.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture, arrangement, purchase order, or other obligation, but not including any Company Benefit Plan.

“Credit Agreement” means the Credit Agreement, dated as of November 12, 2009, among Westway Group, Inc. as borrower, JPMorgan Chase Bank, N.A., as administrative agent, Regions Bank, as syndication agent, CoBank ACB, Rabobank Nederland, SunTrust Bank, and Compass Bank (doing business as BBVA Compass), as documentation agents, and the lenders from time to time parties thereto, as amended.

“Debt” means the outstanding principal amount of, all accrued and unpaid interest on and other payment obligations (including any premiums, termination fees, expenses or breakage costs due upon prepayment of or payable in connection with this Agreement or the consummation of the transactions contemplated by this Agreement) in respect of (a) any indebtedness for borrowed money of any of the Companies or the Company Subsidiaries, whether or not recourse to the Companies or the Company Subsidiaries, (b) any obligation of any of the Companies or the Company Subsidiaries evidenced by bonds, debentures, notes or other similar instruments, (c) any reimbursement obligation of any of the Companies or the Company Subsidiaries with respect to letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of any of the Companies or the Company Subsidiaries, (d) any obligation of any of the Companies or the Company Subsidiaries under any interest rate or currency hedging agreements, (e) all obligations as lessee or lessees under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all obligations for the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and consistent with past practice), including seller notes and earn out obligations issued or undertaken in connection with acquisitions, (g) any obligation of the type referred to in clauses (a) through (f) of this definition of another Person the payment of which any of the Companies or the Company Subsidiaries have guaranteed or for which any of the Companies or the Company Subsidiaries is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, and (h) any obligation of the type referred to in clauses (a) through (f) of this definition of another Person secured by (or for which the holder of such debt has an existing right, contingent or otherwise, to be secured by) any lien on property (including accounts and contract rights) owned by any of the Companies or the Company Subsidiaries, even though such Company or Company Subsidiary has not assumed, become liable for or guaranteed the payment of such obligations.

“Denmark Holdings” shall have the meaning assigned to such term in the Recitals.

“Encumbrances” means any mortgage, pledge, lien, encumbrance, claim, charge, security interest, option, lease, right of first refusal, easement, license, sublease, real property occupancy right or other restriction or encumbrance of any kind, but shall not include license grants to Intellectual Property Rights.

“Environmental Law” or “Environmental Laws” means any applicable Law relating to (a) the protection of the environment (including air, water, soil and natural resources), (b) the use, storage, handling, release or disposal of, or exposure to any Hazardous Substances and/or (c) occupational health or safety as it relates to the use, storage, handling, release or disposal of or exposure to any Hazardous Substances.

“Environmental Permits” shall have the meaning assigned to such term in Section 3.7.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated or proposed thereunder.

“Evercore” shall have the meaning assigned to such term in Section 3.12.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Canadian Assets” means all of Westway Canada’s right, title and interest in, under and to all properties and assets of every kind, nature and description existing on the Closing Date which are not Purchased Canadian Assets. For the avoidance of doubt, the Canadian Benefit Plans (and all trusts, funding reserves, assets, insurance policies and Contracts associated therewith) and any refund of any GST shall be Excluded Canadian Assets. Any Excluded Canadian Assets that relate in any way to the Canadian Feed Business are set forth on Schedule C.

“Excluded Canadian Liabilities” means any and all liabilities and obligations of Westway Canada of any nature, other than the Assumed Canadian Liabilities. For the avoidance of doubt, any liabilities in respect of any Canadian Benefit Plan shall be treated as Excluded Canadian Liabilities.

“Feed Business” means the animal feed and feed supplement business conducted by Westway.

“Feed Business Marks” shall have the meaning assigned to such term in Section 5.8(a).

“Feed Intercompany Cash Sweep Account” means the bank account numbered 646298661 of Westway Group.

“Final Closing Certificate” shall have the meaning assigned to such term in Section 2.3(b).

“Financial Information” shall have the meaning assigned to such term in Section 3.3(a).

“Foreign Transfer Agreements” means the various agreements to be prepared and executed by Sellers or any of the Companies or Westway Canada, on the one hand, and Buyer or a Buying Subsidiary, on the other hand, prior to the Closing solely for the purpose of implementing the transfer and conveyance to Buyer or a Buying Subsidiary on the Closing Date of the Shares of certain of the Companies or the Purchased Canadian Assets.

“FSA Balance” shall have the meaning assigned to such term in Section 5.5(m).

“FSA Participants” shall have the meaning assigned to such term in Section 5.5(m).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time, consistently applied throughout the periods involved.

“GST” means Goods and Services Tax.

“Governmental Entity” or “Governmental Entities” means the government of the United Stated of America or any other nation and any political subdivision of any of the foregoing, whether state or local, and any agency, authority, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, including any port authority or any lessor of any terminals or land leased by any of the Companies, the Company Subsidiaries or Westway Canada.

“HSE Transition Agreement” shall have the meaning assigned to such term in Section 6.4(b).

“Hazardous Substances” means any substance, including solid waste, hazardous waste or materials and any other individual or class of pollutants, contaminants, toxins, chemicals, substances, wastes or materials in their solid, liquid or gaseous phase listed, defined, designated regulated or classified as a pollutant or contaminant or as hazardous, toxic or radioactive by, or otherwise regulated by, any applicable Environmental Law.

“Improvements” shall have the meaning assigned to such term in Section 3.6(c).

“In-the-Money Warrants” shall have the meaning assigned to such term in the Merger Agreement.

“including” means including without limitation.

“Indemnified Party” and “Indemnified Parties” shall have the meaning assigned to such terms in Section 5.6(a).

“Insurance Policies” shall have the meaning assigned to such term in Section 3.10.

“Intellectual Property Rights” means: (a) patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations, and any renewals and extensions thereof; (b) trade secrets, proprietary know-how and other proprietary and confidential information; (c) Trademarks and any associated goodwill associated therewith; and (d) copyrights (including copyrights in computer software), including all registrations and applications to register same.

“Intercompany Account Adjustment Amount” shall have the meaning assigned to such term in Section 2.3(a).

“Intercompany Account Measurement Time” shall have the meaning assigned to such term in Section 2.3(a).

“Intercompany Account Reference Time” shall have the meaning assigned to such term in Section 2.3(a).

“Ireland Holdings” shall have the meaning assigned to such term in the Recitals.

“IRS” means the Internal Revenue Service.

“KPMG” means the professional services firm in the relevant jurisdiction practicing under the name “KPMG” and affiliated with KMPG International Cooperative.

“Knowledge of the Companies” means the actual knowledge, after reasonable inquiry, of James B. Jenkins, Thomas A. Masilla, Steve Boehmer, Dr. Joseph Harris, Robert Barragan, Wade Blanchard, Marie O’Donnell or Joseph Roussell.

“Korea Holdings” shall have the meaning assigned to such term in the Recitals.

“Law” or “Laws” means any federal, state, local or foreign law (including the Foreign Corrupt Practices Act of 1977, as amended and the laws implemented by the Office of Foreign Assets Control, United States Department of Treasury), statute or ordinance, common law or any rule, regulation, standard, judgment, Order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.

“Leakage” means any of the following which occur on or after the Reference Date but on or before the Closing Date:

(a) any distribution of cash or assets or cash dividend declared, paid or made by any Company or Company Subsidiary other than to another Company or Company Subsidiary;

(b) any cash payments made (including management fees) to any of the Sellers or any of their Affiliates (including any cash payment of principal or interest on shareholders loans or other shareholder debt instruments) by any Company or Company Subsidiary;

(c) any cash payments made by any Company or Company Subsidiary other than to another Company or Company Subsidiary in respect of securities of any Company or Company Subsidiary being issued, redeemed, purchased or repaid, or any other return of capital; or

(d) any cash payment by any Company or Company Subsidiary of any fees or expenses in connection with the preparation for, negotiation or consummation of the transactions contemplated by this Agreement.

but does not include any of the following:

(i) transactions which would have caused either a net cash inflow or outflow between the Feed Intercompany Cash Sweep Account and the Parent Swingline Account;

(ii) transactions to repatriate cash either through distributions on equity or repayment of intercompany loans; and

(iii) ordinary course commercial transactions involving the use of storage and ancillary services by Westway Feed of inventory or products at terminals owned by Westway Group or its other Subsidiaries.

“Loss” or “Losses” means any out of pocket losses, liabilities, damages, assessments, claims, settlement, judgments, awards, fines, interest, penalties and costs and expenses, including reasonable attorneys’, accountants’ and expert witnesses’ fees, and costs and expenses of investigation.

“Material Adverse Effect” means any event, occurrence, or change that, individually or in the aggregate, (i) is materially adverse to the business, results of operations, condition (financial or otherwise), assets or liabilities of the Companies and the Company Subsidiaries and the Purchased Canadian Assets, taken as a whole; excluding in each case the impact of (a) changes or developments generally affecting the economy, financial, banking, credit or securities markets; (b) changes after the date of this Agreement in Laws, regulations, GAAP or accounting principles or the interpretation thereof; (c) any failure of the Companies and the Company Subsidiaries to meet revenue or earnings projections, forecasts, estimates or expectations (but not the underlying causes of such failure); (d) the announcement or consummation of the transactions contemplated by this Agreement or the failure to obtain any consent (provided, however, that this clause (d) shall not diminish the effect of, and shall be disregarded for purposes of, the representations, warranties, covenants and conditions relating to conflicts, breaches or defaults or required consents, approvals, change in control provisions or similar rights of acceleration, termination, modification or waiver based upon the entering into of this Agreement or consummation of the transaction contemplated hereby); (e) any outbreak or escalation of war or any act of terrorism; (f) natural disasters, including hurricanes and tropical storms; (g) general changes in industries in which the Companies and the Company Subsidiaries operate; (h) any change, effect or circumstance resulting from an action required or permitted by this Agreement; or (i) the assets and liabilities of the Companies or the Company Subsidiaries that are not part of the Companies or the Company Subsidiaries at Closing and that do not otherwise adversely impact the Companies or the Company Subsidiaries; except, in the cases of clauses (a), (b), (e) or (g), to the extent that such event, change or effect has had a disproportionate effect on the Purchased Canadian Assets and the Companies, the Company Subsidiaries and Westway Canada (with respect to the Canadian Feed Business), taken as a whole, compared to other participants in the industries in which Westway Canada, the Companies and the Company Subsidiaries conduct their businesses; or (ii) prevents or materially impedes, interferes with, hinders or delays the Sellers’ (prior to the Closing) ability to perform its obligations hereunder or to perform any of its obligations under the Transitional Services Agreement the failure of which to perform under the Transitional Services Agreement would have a material adverse effect on the business of the Companies and the Company Subsidiaries taken as a whole.

“Material Contract” shall have the meaning assigned to such term in Section 3.11.

“Maximum Premium” shall have the meaning assigned to such term in Section 5.6(d).

“Memorandum of Understanding” shall have the meaning assigned to such term in Section 3.6(d).

“Merger” means the Merger as defined in the Merger Agreement.

“Merger Agreement” means that certain Agreement and Plan of Merger dated as of the date hereof by and among Parent, Merger Sub and Westway Group entered into in connection with the Westway Terminals Transaction.

“Merger Sub” shall have the meaning assigned to such term in the Recitals.

“Multiemployer Plan” shall have the meaning assigned to such term in Section 3.8(d).

“Netherlands Holdings” shall have the meaning assigned to such term in the Preamble.

“Notice Period” shall have the meaning assigned to such term in Section 5.7(b).

“Notional Tax Amount” means the difference between:

(a) the Tax that would be shown as due on the Tax Returns of Westway Group and its Subsidiaries (as prepared pursuant to Section 5.4(h) of this Agreement) for the Tax period ending on December 31, 2012 (the “Notional 2012 Tax Returns”) if (i) the Transactions had occurred in 2012 and (ii) the Pre-Closing Transaction Costs had accrued and become deductible for all tax purposes in 2012;

less

(b) the Tax that would be shown as due on the Notional 2012 Tax Returns (as prepared pursuant to Section 5.4(h) of this Agreement) if (i) none of the Transactions had occurred in 2012 and (ii) none of the Pre-Closing Transaction Costs had accrued or become deductible in 2012;

provided, however, that for purposes of calculating the Notional Tax Amount:

(i) All compensation, subject to (ii) below, paid by Westway Group and its Subsidiaries, including for the avoidance of doubt the items described at (c) and (d) under the definition of Pre-Closing Transaction Costs, shall be treated as deductible under (a) of this definition of Notional Tax Amount;

(ii) No amount with respect to the In-the-Money Warrants will be treated as a deduction for purposes of determining the Notional Tax Amount, unless such deduction is claimed (at any time) on a Tax Return of Westway Group or its Subsidiaries filed with a Governmental Entity;

(iii) Distributions or dividends from Westway Group’s Subsidiaries, other than any amounts described in the Transactions, shall not be taken into account in computing the Notional Tax Amount; and

(iv) The deduction for fees payable to advisors of Westway Group or its Subsidiaries as a result of the consummation of the Merger shall be limited to 70% of those fees in order to qualify for the safe harbor set forth in section 4 of Rev. Proc. 2011-29.

“Notional 2012 Tax Returns” shall have the meaning assigned to such term in the definition of Notional Tax Amount.

“Order” means any order, injunction, judgment, decree or ruling of any Governmental Entity.

“Owned Real Estate” means any real estate (i) owned in fee by Westway Canada and included in the Purchased Canadian Assets or (ii) owned in fee by any of the Companies or the Company Subsidiaries, together with all buildings, structures, fixtures and improvements thereon and all of the Companies’, the Company Subsidiaries’ or Westway Canada’s rights thereto, including all easements, rights of way and appurtenances relating thereto.

“Parent” shall have the meaning assigned to such term in the Recitals.

“Parent Swingline Account” means the bank account numbered 937110864 of Westway Group.

“Party” and “Parties” shall have the meaning assigned to such terms in the Preamble.

“Permit” shall have the meaning assigned to such term in Section 3.7(a).

“Permitted Encumbrances” means any of the following: (i) any liens for Taxes and assessments of Governmental Entities not yet due and payable or that are being contested in good faith by appropriate proceedings, and for which adequate reserves have been established to the extent required by GAAP, (ii) any liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens arising by operation of Law or in the ordinary course of business in respect of obligations that are not yet due and payable, that are not yet subject to penalties for delinquent nonpayment, or that are being contested in good faith by appropriate proceeding and for which adequate reserves have been established to the extent required by GAAP, (iii) any liens arising from zoning, building code, land use, planning, zoning, entitlement, environmental or similar Laws or regulations imposed by any Governmental Entity that are applicable to the Real Property (to the extent there is no violation of the same by reason of the Companies’ or the Company

Subsidiaries’ use or occupancy of such Real Property), (iv) liens arising under workers’ or unemployment compensation Laws incurred in the ordinary course of business, (v) the interests of lessors in equipment leased or loaned to any of the Companies or Company Subsidiaries in the ordinary course of business, (vi) any Encumbrances that will be discharged or released either prior to, or substantially simultaneous with, the Closing, (vii) any liens created by Buyer or its Affiliates, (viii) any other non-monetary Encumbrances that do not, individually or in the aggregate, materially impair the current value, use and occupancy of the Real Property or any other material property or assets of any of the Companies or the Company Subsidiaries, and (ix) the Encumbrances listed on Schedule 1 hereto.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity.

“Pre-Closing Tax Period” and “Pre-Closing Tax Periods” shall mean any taxable period (or portion thereof) ending on or before the Closing Date.

“Pre-Closing Transaction Costs” means:

(a) the amount of any previously unamortized financing costs that result from the repayment of any indebtedness at or in connection with the Merger;

(b) the fees payable to the advisors of Westway Group or its Subsidiaries as a result of (i) the completion of the sale of the Shares and the Purchased Canadian Assets and (ii) the consummation of the Merger;

(c) the bonuses paid to executives of Westway Group or its Subsidiaries as a result of the Merger;

(d) the vesting or disposition of restricted stock awards upon the Merger; and

(e) without duplication of any amount taken into account under clause (b) above, the amount by which the tax basis of any of the assets of Westway Feed is increased by reason of the capitalization of any costs, expenses, or other items associated with the sale of Westway Feed pursuant to this Agreement.

“Preliminary Intercompany Account Adjustment Amount” shall have the meaning assigned to such term in Section 2.3(a).

“Price Allocation” shall have the meaning assigned to such term in Section 5.4(e).

“Price Allocation Statement” shall have the meaning assigned to such term in Section 5.4(e).

“Proposal” shall have the meaning assigned to such term in Section 5.7(b).

“Proposal End Date” shall have the meaning assigned to such term in Section 5.7(c).

“Purchase Price” shall have the meaning assigned to such term in Section 2.2.

“Purchased Canadian Assets” shall mean all of Westway Canada’s right, title and interest in, under and to (a) the Intellectual Property Rights set forth on Schedule 3.5(a) which are owned by Westway Canada, (b) all properties and tangible assets of every kind, nature and description existing on the Closing Date which are used or held for use primarily in connection with the Canadian Feed Business and (c) all of the current assets arising under or relating to the Canadian Feed Business, as determined in accordance with GAAP, other than cash, including the assets listed in Schedule A. For the avoidance of doubt, Purchased Canadian Assets shall not include any refund of any GST, GST input tax refunds or prepaid insurance.

“Real Property” means the Owned Real Estate and the property subject to the Real Property Leases.

“Real Property Leases” shall have the meaning assigned to such term in Section 3.6(b).

“Reference Date” means November 30, 2012.

“Registered Intellectual Property Rights” shall have the meaning assigned to such term in Section 3.5(a).

“Released Claims” means any and all past, present and future claims, counterclaims, demands, actions, causes of action, lawsuits, judgments, set-offs, costs, losses, damages, rights, liabilities, obligations, matters and issues of any kind or nature whatsoever which any Releasing Party, has, had, may have, or may come to have against any of the Released Parties relating in any way, directly or indirectly, to Westway Group and its predecessor entities and businesses, including any and all claims related to the Westway Terminals Transaction, the Merger Agreement, this Agreement or any agreement to be entered into in connection with any of the foregoing, including any claim brought by any Westway Group stockholder or any claim otherwise arising out of Buyer’s ownership of equity in Westway Group.

“Released Parties” shall have the meaning assigned to such term in Section 8.4(a).

“Releasing Parties” shall have the meaning assigned to such term in Section 8.4(a).

“Representatives” shall have the meaning assigned to such term in Section 5.7(a).

“Schedules” shall have the meaning assigned to such term in ARTICLE III.

“SAC 2 Agreement” shall have the meaning assigned to such term in Section 5.15(c).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” and “Sellers” shall have the meaning assigned to such terms in the Preamble.

“Seller Additional Taxes” means the amount by which $10,400,000 exceeds the Notional Tax Amount, if at all.

“Sellers’ Terminals Business” shall have the meaning assigned to such term in Section 5.8(b).

“Shares” shall have the meaning assigned to such term in the Recitals.

“Special Committee” shall have the meaning assigned to such term in Section 3.12.

“Stockton South” shall have the meaning assigned to such term in Section 5.2(c).

“Subsidiary” means with respect to any entity, any Person in which such entity, directly or directly through Subsidiaries or otherwise, beneficially owns more than fifty percent (50%) of either the equity interests in, or the voting control of, such Person.

“Superior Proposal” shall have the meaning assigned to such term in Section 5.7(b).

“Superior Proposal Notice” shall have the meaning assigned to such term in Section 5.7(b).

“Takeover Proposal” shall have the meaning assigned to such term in Section 5.7(b).

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, Transfer Taxes and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not.

“Tax Act” shall have the meaning assigned to such term in Section 5.4(l).

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Governmental Entity relating to Taxes.

“Terminals Business Marks” shall have the meaning assigned to such term in Section 5.8(b).

“Termination Date” shall have the meaning assigned to such term in Section 7.1(d).

“Termination Fee” shall have the meaning assigned to such term in Section 7.2.

“Trademarks” means trademarks, service marks, trade names, Internet domain names and other symbols indicative of source or origin of a product or service, all registrations and applications for the foregoing and all goodwill symbolized by any of the foregoing.

“Transactions” means (i) the UK Reorganization, (ii) the sale of the Shares, (iii) the sale of the Purchased Canadian Assets, (iv) any distribution, between the date of this Agreement and the Closing, of cash from Ireland Holdings to its shareholders on its shares up to a maximum of $1,570,000, (v) any distribution promptly following Closing from UK Holdings to its shareholders on its shares up to a maximum amount of $4,100,000, (vi) any distribution promptly following the distribution described in clause (v) hereof from Netherlands Holdings to its shareholders on its shares up to a maximum amount of $40,200,000, (vii) the sale of Westway (Australia) Pty Ltd’s interest in the Champion Liquid Feed joint venture and distribution of the net proceeds of such sale prior to the sale of the shares of Australia Holdings to Buyer, (viii) any election described in Section 5.4(i), if made, and (ix) any repayment of intercompany debt at or promptly following closing by (a) Westway Canada to Netherlands Holdings up to a maximum amount of $5,882,000 and (b) UK Holdings to Netherlands Holdings up to a maximum amount of $17,329,000.

“Transfer Tax” means all transfer, real property transfer, stock transfer, documentary, sales, use, value-added, goods and services, harmonized, stamp, registration and other similar Taxes, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Transferred Westway Canada Employees” shall have the meaning assigned to such term in Section 5.5(b).

“Transitional Services Agreement” shall have the meaning assigned to such term in the Recitals.

“Treasury Regulations” shall mean the regulations promulgated under the Code by the United States Department of Treasury.

“UK Holdings” shall have the meaning assigned to such term in the Preamble.

“UK Reorganization” shall have the meaning assigned to such term in Section 5.18.

“UK Terminals” shall have the meaning assigned to such term in the Recitals.

“Violation” shall have the meaning assigned to such term in Section 3.2(b).

“Westway Globe Logo” shall have the meaning assigned to such term in Section 5.8(a).

“Westway 401(k) Plan” shall have the meaning assigned to such term in Section 5.5(k).

“Westway Canada” shall have the meaning assigned to such term in the Recitals.

“Westway Canada Pension Plan” means the registered pension plan maintained by Westway Canada for its employees, as amended.

“Westway Feed” shall have the meaning assigned to such term in the Recitals.

“Westway Group” shall have the meaning assigned to such term in the Preamble.

“Westway Group FSA” shall have the meaning assigned to such term in Section 5.5(m).

“Westway Group Related Person” means any of Westway Group’s: (i) former, current or future directors, officers or employees, or (ii) former, current or future holders of equity interests or securities thereof (whether such holder is a limited or general partner, member, stockholder or otherwise).

“Westway Terminals” shall have the meaning assigned to such term in Section 5.2(c).

“Westway Terminals Transaction” shall have the meaning assigned to such term in the Recitals.

“Westway UK Pension Plan” means the Westway Terminals UK Ltd Group Pension Plan, as amended.

ARTICLE II

ACQUISITION OF THE COMPANIES AND THE PURCHASED CANADIAN ASSETS

2.1. Acquisition of the Companies and the Purchased Canadian Assets; Assumption of Assumed Canadian Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, (i) the Sellers shall assign, transfer, convey and deliver to Buyer, and Buyer shall acquire from the Sellers, the Shares and the Purchased Canadian Assets, free and clear of all Encumbrances, except for Permitted Encumbrances and (ii) Buyer shall assume all Assumed Canadian Liabilities.

2.2. Purchase Price. The aggregate purchase price for the Shares and the Purchased Canadian Assets shall be One hundred and eleven million, one hundred thousand Dollars ($111.1 million), plus or minus, as the case may be, the Intercompany Account Adjustment Amount as determined pursuant to Section 2.3(a) hereof, (the “Purchase Price”). No later than three Business Days prior to the Closing Date, the Sellers shall deliver to Buyer wire transfer instructions for payment of the Purchase Price. On the Closing Date, Buyer shall pay, or shall cause to be paid, to the Sellers an amount in cash equal to the Purchase Price (less the Payoff Amount) by wire transfer of immediately available funds in accordance with such wire transfer instructions.

2.3. Purchase Price Adjustments.

(a) The Sellers shall calculate the net amount of cash sent between the Feed Intercompany Cash Sweep Account and the Parent Swingline Account from the close of business on the Reference Date (such time, the “Intercompany Account Reference Time”) to the close of business on the day that is one Business Day prior to Closing (such time, the “Intercompany Account Measurement Time”). Any net outflow of cash from the Feed Intercompany Cash Sweep Account to the Parent Swingline Account will be expressed as a positive number, and any net inflow of cash to the Feed Intercompany Cash Sweep Account from the Parent Swingline Account will be expressed as a negative number (such amount, whether expressed as a positive or negative number, the “Preliminary Intercompany Account Adjustment Amount”). The Sellers will then subtract from the Preliminary Intercompany Account Adjustment Amount (i) $2,744,616, (ii) $1,300,000 and (iii) any other amounts paid by Westway Group on behalf of any Company or any Company Subsidiary for the benefit of any Company or any Company Subsidiary from the Intercompany Account Reference Time to the Intercompany Account Measurement Time which was not otherwise reflected in a cash transfer between the Feed Intercompany Cash Sweep Account and the Parent Swingline Account, including (x) amounts paid or payable by Westway Group as compensation to employees of Westway Canada, any Company or Company Subsidiary between the Intercompany Account Reference Time and the Intercompany Account Measurement Time, including for payroll expenses, 401(k) and other pension contributions, and employee health and welfare benefits at a rate of $825 per employee per month, and (y) an allocation for any real estate taxes for the period between the Intercompany Account Reference Time and the Intercompany Account Measurement Time on any real property owned by Westway Group or any subsidiary of Westway Group (other than any Company or Company Subsidiary) where such real property was used primarily for the benefit of any Company or Company Subsidiary. The Preliminary Intercompany Account Adjustment Amount as reduced by the immediately preceding sentence will hereafter be referred to as the “Intercompany Account Adjustment Amount.” A sample calculation of the Intercompany Account Adjustment Amount is attached hereto as Exhibit B.

(b) Beginning on the fifth (5th) Business Day prior to Closing or such shorter time as agreed by Buyer and the Sellers, the Sellers and Buyer shall cooperate in the calculation of the Intercompany Account Adjustment Amount as of the close of business the day that is one Business Day prior to the Closing Date. The Sellers shall, and shall use reasonable best efforts to cause the Sellers’ accountants to provide, reasonable access during normal business hours, to the accountants, personnel, books and records, work papers, schedules and calculations relating to the Intercompany Account Adjustment Amount for the purposes of Buyer determining the accuracy thereof. At Closing, the Sellers shall prepare or cause to be prepared and deliver to Buyer a certificate setting forth the Intercompany Account Adjustment Amount certified by Westway Group’s Chief Financial Officer (the “Final Closing Certificate”) and Buyer shall accept such certificate absent manifest error. If the Intercompany Account Adjustment Amount set forth on the Final Closing Certificate is a negative number, then the

Purchase Price shall be increased by the absolute value of such amount pursuant to Section 2.2 hereof. If the Intercompany Account Adjustment Amount set forth on the Final Closing Certificate is a positive number, the Purchase Price shall be decreased by the absolute value of such amount pursuant to Section 2.2 hereof. In determining whether the Final Closing Certificate is reasonably acceptable, the Parties agree that Buyer may only comment on whether the calculation of the Intercompany Account Adjustment Amount set forth in the Final Closing Certificate was performed in accordance with the terms hereof and the books and records of Westway Group.

(c) Closing. Subject to the provisions of ARTICLE VI, the closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place either: (i) electronically (by the electronic exchange of documents, with the Sellers’ documents being transmitted from Dechert LLP in Philadelphia, Pennsylvania and Buyer’s documents being transmitted from Reed Smith LLP in Philadelphia, Pennsylvania), or (ii) at the offices of Dechert LLP, 2929 Arch Street, Philadelphia, Pennsylvania at 9:00 a.m. Philadelphia time, on the third Business Day immediately following the day on which the last of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or on such other date as Buyer and the Sellers shall agree in writing (the date on which the Closing takes place, the “Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth (i) in Westway Group’s (w) Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 30, 2012 and as amended by the Form 10-K/A filed on April 30, 2012 (together, the “2011 10-K”), (x) Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 15, 2012, (y) Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on August 9, 2012 and (z) Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 9, 2012 (excluding, in the case of (w), (x), (y) and (z), any disclosure set forth in any risk factor section or in any other disclosure to the extent such disclosure constitutes forward-looking statements or is cautionary, predictive or forward-looking in nature), or (ii) in the corresponding sections of the disclosure letter delivered to Buyer by the Sellers simultaneously with the execution and delivery of this Agreement (the “Schedules”) (it being agreed that disclosure of any item in any section of the Schedules shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent on its face), the Sellers, jointly and severally, represent and warrant to Buyer, as follows:

3.1. Organization, Authority and Qualification.

(a) Each Seller is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization or formation, as the case may be. Each Seller has all requisite corporate or similar power and authority to execute and deliver this Agreement and to perform its obligations hereunder and the execution, delivery and performance by each Seller of this Agreement have been duly authorized by all necessary corporate or other similar action on the part of each Seller. This Agreement constitutes a valid and legally binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights (the “Bankruptcy and Equity Exception”).

(b) Each Company and Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization or formation, as the case may be, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. The Sellers have made available to Buyer complete and correct copies of each Company’s and Company Subsidiary’s governing documents, each as amended to the date hereof, and each as so made available is in full force and effect. Schedule 3.1(b) contains a true and complete list of each jurisdiction where each Company and Company Subsidiary is organized and qualified to do business.

(c) The authorized and issued equity of each Company and Company Subsidiary as of the date hereof is as set forth on Schedule 3.1(c). The Shares have been duly authorized, are validly issued, fully paid and nonassessable and are owned of record and beneficially by the Sellers as set forth on Schedule 3.1(c) free and clear of any Encumbrances, other than those Encumbrances under the Credit Agreement. Upon the Closing, the Sellers will convey to Buyer all of the Shares, and such conveyance will be free and clear of any Encumbrances, other than those Encumbrances under the Credit Agreement that will be released in connection with the Closing. All of the authorized and issued equity interests of each Company Subsidiary are owned of record and beneficially by one of the Companies, free and clear of any Encumbrances, other than those Encumbrances under the Credit Agreement that will be released in connection with the Closing. There are no preemptive rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any of the Companies or Company Subsidiaries to issue, sell or purchase any shares of capital stock or other equity interests or securities and there are no bonds, debentures, notes or other obligations the holders of which have the right to vote with any Seller on any matter regarding any Company or with any Company on any matter regarding any Company Subsidiary. None of the Companies or Company Subsidiaries owns any equity or other ownership interest in any Person, other than each of the Companies’ respective ownership interests in the Company Subsidiaries. Since May 28, 2009, no Company has (i) held or owned any assets other than an ownership interest in one of the Company Subsidiaries or (ii) conducted any business or activities other than holding an ownership interest in one of the Company Subsidiaries.

3.2. Governmental Filings; No Conflicts.

(a) No notices, reports or other filings are required to be made by any of the Sellers, the Companies or the Company Subsidiaries with, nor are any consents, registrations,

approvals, permits or authorizations required to be obtained by any of the Sellers, the Companies or the Company Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Sellers and the consummation by the Sellers of the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by the Sellers, do not, and the consummation of the transactions contemplated hereby by any of the Sellers or the Companies will not, constitute or result in a breach or violation of, or a default under (with or without the giving of notice or the passage of time or both), or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Sellers, the Companies or the Company Subsidiaries under or result in the creation or imposition of any Encumbrance on any of the Shares or the assets of the Sellers, the Companies or the Company Subsidiaries, under (any of the forgoing, a “Violation”) (i) the governing documents of the Sellers, the Companies or the Company Subsidiaries and (ii) subject to the filings and other matters referred to in Section 3.2(a) above, (A) any Contract or Permit to which any of the Sellers, the Companies or the Company Subsidiaries is a party or by which any of their respective properties or assets are bound or (B) assuming the consents, approvals and authorizations referred to in Section 3.2(a) above are timely made or obtained, any Law to which any of the Sellers, the Companies or the Company Subsidiaries are subject, except for Permitted Encumbrances and, in the case of clause (ii), any such Violations that, individually or in the aggregate, would not have a Material Adverse Effect.

3.3. Financial Information; Debt; Liabilities; Litigation; Orders.

(a) The internally generated and unaudited consolidating financial statements and the unaudited financial statements of the Canadian Feed Business, each as attached hereto as Schedule 3.3(a), including the Balance Sheet (collectively, the “Financial Information”) were prepared in accordance with GAAP and fairly present in all material respects the financial condition and results of operations of the Companies, the Company Subsidiaries and the Canadian Feed Business, as applicable, as of the respective dates, and for the respective periods, set forth therein, except, in the case of the interim financial statements, for (i) normal year-end adjustments and (ii) the omission of footnote disclosures required by GAAP. The Financial Information as of and for the period ended December 31, 2011 is incorporated into the audited consolidated financial statements of Westway Group contained in Westway Group’s Annual Report on Form 10-K for the year ended December 31, 2011. The Financial Information as of and for the period ended September 30, 2012 is incorporated into the unaudited consolidated financial statements of Westway Group contained in Westway Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. None of the Companies, the Company Subsidiaries or Westway Canada has any indebtedness other than obligations under the Credit Agreement which shall be released at the Closing.

(b) The accounts receivable of the Companies and the Company Subsidiaries, and the accounts receivable included in the Purchased Canadian Assets, in each case arising since the date of the Balance Sheet, to the extent not paid in full by the account debtor, are valid and genuine and have arisen solely out of bona fide performance of services and other business transactions in the ordinary course of business.

(c) The inventories, including raw material, work in progress, finished goods, spare parts, replacement and component parts of the Companies and the Company Subsidiaries, and any such items included in the Purchased Canadian Assets, in each case acquired since the date of the Balance Sheet (i) consist in all material respects of a quality and quantity usable, and with respect to finished goods, saleable in the ordinary course of business, except for items that have been reserved for, written down or written off in accordance with GAAP and (ii) have been acquired in the ordinary course of business consistent with past practices.

(d) None of the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) has any material liabilities of a nature required to be recorded or reflected on a balance sheet under GAAP other than liabilities that (i) are reflected or recorded on the Balance Sheet (including in the notes thereto), (ii) were incurred since the Balance Sheet Date in the ordinary course of business, (iii) are set forth on Schedule 3.3(d)(iii), or (iv) are incurred in connection with the transactions contemplated by this Agreement.

(e) There is no Claim that has been commenced or, to the Knowledge of the Companies, threatened against any of the Sellers, the Companies, the Company Subsidiaries, the Canadian Feed Business or the Purchased Canadian Assets, which would, individually or in the aggregate, reasonably be expected to (i) result in a Material Adverse Effect, or (ii) prevent or materially impair or materially delay the ability of the Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

(f) None of the Sellers, the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business or the Purchased Canadian Assets) is subject to any Order which would reasonably be expected to have a Material Adverse Effect.

(g) As of its filing with the SEC, the 2011 10-K, including any financial statements or schedules included therein, did not contain any untrue statement of a material fact with respect to the Feed Business or omit to state a material fact required to be stated therein or necessary in order to make the statements with respect to the Feed Business therein, in light of the circumstances under which they were made, not misleading.

3.4. Absence of Certain Changes. Since the Balance Sheet Date, (a) the Companies and the Company Subsidiaries have conducted their respective businesses, and Westway Canada has conducted the Canadian Feed Business, only in, and have not engaged in any material transaction other than according to the ordinary and usual course of such businesses and (b) no event, development, circumstance or occurrence has occurred that, individually or in the aggregate with all other events, developments, circumstances or occurrences, has had or would reasonably be expected to have a Material Adverse Effect. Since the Balance Sheet Date, none of the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business or the Purchased Canadian Assets) has taken any action or omitted to take any actions which, had such actions or omissions occurred after the date of this Agreement, would have breached any of the covenants in Section 5.1.

3.5. Intellectual Property Matters.

(a) Schedule 3.5(a) includes a list of all (i) material Contracts pursuant to which the Company or any Company Subsidiary uses Intellectual Property Rights of any third party (other than Contracts for the use of any off-the-shelf software or other non-customized software that is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license) and (ii) material Intellectual Property Rights either (x) owned by Westway Canada and included in the Purchased Canadian Assets or (y) owned by one or more of the Companies or the Company Subsidiaries that are used in the conduct of their business, which have been registered or filed with a state, government, or other public legal authority (collectively the “Registered Intellectual Property Rights”). The Registered Intellectual Property Rights are, to the Knowledge of the Companies, and unless otherwise noted, (i) valid and subsisting and (ii) not subject to any proceeding seeking to have any such registrations or applications canceled, re-examined or found invalid.

(b) To the Knowledge of the Companies: (i) no Person is infringing, misappropriating, or diluting the Registered Intellectual Property Rights; or (ii) none of the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) is infringing, misappropriating, or diluting the Intellectual Property Rights of any other Person. To the Knowledge of the Companies, none of the Companies, the Company Subsidiaries or Westway Canada: (i) has received any written notice during the past 12 months alleging that the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) are infringing, misappropriating, or diluting the Intellectual Property Rights of any Person; (ii) has sent to any Person any written notice during the past 12 months alleging that such Person is infringing, misappropriating, or diluting the Intellectual Property Rights of any of the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business); or (iii) is a party to any material Claim involving allegations of infringement, misappropriation, or dilution of Intellectual Property Rights.

(c) To the Knowledge of the Companies, there are no judgments, decrees, judicial consents or orders against Westway Canada, the Companies or the Company Subsidiaries that: (i) restrict the rights of the Companies or the Company Subsidiaries to use or enforce any of the Registered Intellectual Property Rights; or (ii) restrict the conduct of the businesses of the Companies or the Company Subsidiaries the Canadian Feed Business, each as presently conducted, in order to accommodate a third party’s Intellectual Property Rights.

3.6. Property Matters.

(a) One or more of Westway Canada, the Companies or the Company Subsidiaries has good and marketable fee simple title to the Owned Real Estate free and clear of any Encumbrances other than the Permitted Encumbrances. Schedule 3.6(a) contains a true and complete list, as of the date hereof, of the Owned Real Estate. Except as otherwise set forth in Schedule 3.6(a), as of the date hereof, none of Westway Canada, the Companies or the Company Subsidiaries has received written notice of any pending, and to the Knowledge of the Companies there is no threatened, condemnation, eminent domain, or similar proceeding with respect to any of the Owned Real Estate, or any portion thereof.

(b) Schedule 3.6(b) sets forth a list of all the real property leases, licenses or subleases (i) included in the Purchased Canadian Assets or (ii) to which any of the Companies or the Company Subsidiaries is a party (the “Real Property Leases,” which term does not include any leases, licenses or subleases of tanks). Each of the Real Property Leases is in full force and effect. Sellers have made available to Buyer a true and complete copy of each Real Property Lease. None of the Sellers, the Companies, the Company Subsidiaries or Westway Canada owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to any Real Property Lease. None of Westway Canada, the Companies or the Company Subsidiaries is, and to the Knowledge of the Companies, no other party thereto is, in default or breach under the terms of such Real Property Lease, except for defaults or breaches that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) All material buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, included in the Owned Real Estate and the Real Property Leases (the “Improvements”) are in good condition and repair in all material respects, except for ordinary wear and tear and are sufficient for the operation of the business of the Companies and the Company Subsidiaries and the Canadian Feed Business, each as currently conducted and except for any defects in such Improvements caused by natural disasters, including hurricanes and tropical storms, occurring after the date hereof.

(d) Each of the Companies and Company Subsidiaries has good, valid and legal title to, or, in the case of leased personal properties and assets, a valid leasehold interest in, all the personal properties and assets which it purports to own or lease, including all the personal properties and assets identified or reflected in the balance sheet information included in the Financial Information (except for personal property sold since the date thereat in the ordinary course of business and consistent with past practices). All personal properties and assets identified or reflected in the balance sheet information included in the Financial Information are free and clear of all Encumbrances (other than Permitted Encumbrances). The personal properties and assets which are material in the aggregate to the operation of the business of the Companies and the Company Subsidiaries as currently conducted are in good operating condition and repair, except for wear and tear and routine maintenance in the ordinary course of business. Except for services to be performed or made available by the Sellers under the Transitional Services Agreement, the leasehold interests and other rights to be granted to Westway Feed pursuant to the Memorandum of Understanding by and between Westway Feed and Westway Terminals set forth hereto as Exhibit F (the “Memorandum of Understanding”) and the rights and services set forth on Schedule 3.6(d) of the Disclosure Schedules, (i) the Companies and the Company Subsidiaries own, or will own as of the Closing, all properties, rights and assets necessary for the conduct of their respective businesses as presently conducted and (ii) other than leased personal properties and assets, no Person other than the Companies, one of the Company Subsidiaries or Westway Canada owns any interest in any properties, rights or assets used or held for use in the conduct of the businesses of the Companies or the Company Subsidiaries or the Canadian Feed Business.

(e) Westway Canada has good, valid and legal title to, or, in the case of leased personal properties and assets, a valid leasehold interest in, all of the Purchased Canadian Assets, free and clear of all Encumbrances (other than Permitted Encumbrances). Except as disclosed on Schedule 3.6(e), the personal properties and assets included in the Purchased Canadian Assets are in good operating condition and repair, except for wear and tear and routine maintenance in the ordinary course of business and, except for services to be performed or made available under the Transitional Services Agreement, are sufficient for the operation of the Canadian Feed Business as currently conducted, except for defects that would not reasonably be expected to result in any current or future material liability.

3.7. Compliance With Laws.

(a) Each of Westway Canada (with respect to the Canadian Feed Business), the Companies and the Company Subsidiaries is in compliance, and has been in compliance since June 1, 2009, in all material respects with applicable Laws and possesses and is in compliance in all material respects with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders (each, a “Permit”) required under applicable Laws to conduct its business as presently conducted. None of Westway Canada (with respect to the Canadian Feed Business), the Companies or the Company Subsidiaries has received any notice of any claimed material violation of applicable Law since June 1, 2009.

(b) Each of Westway Canada (with respect to the Canadian Feed Business), the Companies and the Company Subsidiaries is in compliance in all material respects with applicable Environmental Laws and possesses and is in compliance in all material respects with all Permits required under applicable Environmental Laws (“Environmental Permits”) to conduct its business as presently conducted. To the Knowledge of the Companies, (i) the consummation of the transactions contemplated by this Agreement will not require a change in the terms or conditions of any Environmental Permit and (ii) such Environmental Permits can be transferred or assigned as contemplated herein without a change in the terms or conditions of such Environmental Permits. To the Knowledge of the Companies, there have been no significant releases since June 1, 2009 by (x) Westway Canada of Hazardous Substances at, under, about or migrating to or from the real property currently or previously owned or leased by Westway Canada in connection with the Canadian Feed Business or (y) the Companies or the Company Subsidiaries of Hazardous Substances at, under, about or migrating to or from any real property currently or previously owned or leased by any of the Companies or the Company Subsidiaries (including the Real Property), in either case of (x) or (y) which applicable Environmental Law would require the Companies or the Company Subsidiaries to remediate. None of Westway Canada (with respect to the Canadian Feed Business), the Companies or the Company Subsidiaries is the subject of any pending, or to the Knowledge of the Companies, threatened, Claims, alleging a significant violation of, or liability under, applicable Environmental Laws. None of Westway Canada (with respect to the Canadian Feed Business), the Companies or the Company Subsidiaries has received any written notice that it is a potentially responsible party at any site listed on the National Priorities List or any comparable list of state sites, where the alleged liability of Westway Canada, the Companies or the Company Subsidiaries is unresolved in any respect. The Sellers have made available to Buyer correct and complete copies and results of any non-privileged, Phase I Environmental Site Assessment reports and Phase II Environmental Site Assessment reports in the control and custody of the Sellers, the Companies, the Company Subsidiaries or Westway Canada (with respect to any properties included in the Purchased Canadian Assets). The representations and warranties in Section 3.7(b) are the sole and exclusive representations of the Sellers related to Environmental Law or Hazardous Substances.

3.8. Employee and Employee Benefit Matters.

(a) Schedule 3.8(a) contains a true and complete list of each material Company Benefit Plan and each material Canadian Benefit Plan. The Sellers have made available to Buyer, with respect to each material Company Benefit Plan, as applicable (i) current copies of such Company Benefit Plan, including all amendments thereto and trust or funding agreements with respect thereto (including a written description of any such Company Benefit Plan that is unwritten), (ii) the most recent determination or opinion letter received regarding the tax-qualified status of each such Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, (iii) the most recent summary plan description and summary of material modification thereto, (iv) a copy of the most recently filed Form 5500 Annual Report (including attached schedules and audit report, as applicable) and (v) the most recently prepared actuarial report or other financial report or statement. The Sellers have made available to Buyer, with respect to each material Canadian Benefit Plan available to or in the possession of Sellers, current copies of such Canadian Benefit Plan, including all amendments thereto (including a written description of any such Canadian Benefit Plan that is unwritten).

(b) Each Company Benefit Plan has been administered, funded and maintained, in form and operation, in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. The Westway 401(k) Plan has a favorable determination letter from the Internal Revenue Service (or utilizes a prototype plan document with a favorable opinion letter from the Internal Revenue Service) and, to the Knowledge of the Companies, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination. As of the Closing Date, any incentive compensation with respect to Company Employees required to be accrued under GAAP for the fiscal year in which the Closing occurs will be reflected on the financial statements of the Companies in accordance with GAAP.

(c) With respect to any Company Benefit Plan: (i) no material Claims (other than routine Claims for benefits in the ordinary course) are pending or, to the Knowledge of the Companies, threatened in writing, and (ii) to the Knowledge of the Companies, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Department of Treasury, the IRS or other Governmental Entity relating to any Company Benefit Plan is pending.

(d) None of the Companies or the Company Subsidiaries has any liability (contingent or otherwise) with respect to any (i) “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code or (ii) multiemployer plan within the meaning of Sections 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”). As applicable, Schedule 3.8(d) sets forth the most recently estimated withdrawal liability of the Companies and the Company Subsidiaries with respect to each Multiemployer Plan as provided by the administrator of such Multiemployer Plan. None of the Companies or the Company Subsidiaries nor, to the Knowledge of the Companies, any entity required to be aggregated with any Company or Company Subsidiary pursuant to Section 4001(b) of ERISA and/or Section 414(b) or (c) of the Code (i) has any unsatisfied obligations in respect of a past complete or partial withdrawal from a Multiemployer Plan, or (ii) has received any written notification from the sponsor of any Multiemployer Plan that such Multiemployer Plan is either in critical or endangered status within the meaning of Code Section 432.

(e) No Company Benefit Plan, Canadian Benefit Plan or other Contract provides or requires any of the Companies, the Company Subsidiaries or Westway Canada (solely with respect to any Transferred Westway Canada Employee), to provide (or could reasonably require such entity to provide) post-employment welfare benefits (including health, medical or life insurance) or other benefits after retirement or other termination of service, to any individual, other than (i) as required by Law, (ii) under a Company Benefit Plan or Canadian Benefit Plan that is qualified under applicable Law or otherwise registered with a Governmental Entity or (iii) the full cost of which is borne by the applicable individual.

(f) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) result in any material payment or benefit becoming due or payable, or being required to be provided, to any current or former employee, officer or director of any of the Companies or the Company Subsidiaries or to any Transferred Westway Canada Employee, (ii) materially increase the amount or value of any benefit or compensation payable or required to be provided to any employee, officer or director of the Companies or the Company Subsidiaries or to any Transferred Westway Canada Employee, or (iii) result in the acceleration of the time of payment or vesting of any material benefit or compensation to any employee, officer or director of any Company or Company Subsidiary.

(g) No Company Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that would, individually or in the aggregate, reasonably be expected to result in a loss of Tax deductions by the Companies or the Company Subsidiaries pursuant to Section 280G of the Code. No Person is entitled to receive any “gross-up” payment from any of the Companies or the Company Subsidiaries (x) in the event that the excise tax of Section 4999 of the Code is imposed on such Person or (y) in the event that any interest or penalties under Section 409A of the Code are imposed on such Person.

(h) No Canadian Benefit Plan provides benefits on a defined benefits basis.

(i) Schedule 3.8(i) contains a list of all collective bargaining agreements currently in effect to which any of the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business), is a party as of the date hereof. To the Knowledge of the Companies, the Companies, the Company Subsidiaries and Westway Canada (with respect to the Canadian Feed Business), taken as a whole, are in compliance in all material respects, with all applicable Laws respecting employment or labor, fair employment practices and equal opportunity, nondiscrimination, collective bargaining, terms and conditions of employment, workers’ compensation, and wages, hours, occupational health and safety, and labor relations. To the Knowledge of the Companies, none of Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) is the subject of any ongoing material proceeding asserting that it has committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel bargaining with any labor organization, nor is there pending or, to the Knowledge of the Companies, threatened, any material labor strike, picketing, walk-out, work stoppage or lockout against any of the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business). To the Knowledge of the Companies, as of the date hereof there are no current union organizational activities directed at employees of any of the Companies, the Company Subsidiaries or Westway Canada (solely with respect to any Transferred Westway Canada Employee) by its respective employees.

3.9. Tax Matters.

(a) Each of the Companies and the Company Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it on or prior to the date hereof or the Closing Date, as applicable, and all such Tax Returns are true, complete and correct in all material respects. Each of the Companies and the Company Subsidiaries has paid all material Taxes due on or prior to the date hereof or the Closing Date.

(b) No Governmental Entity is conducting or, to the Knowledge of the Companies, is proposing to conduct an audit or administrative or judicial proceeding with respect to a material amount of Tax or any material Tax Returns of any of the Companies or the Company Subsidiaries.

(c) Each of the Companies and the Company Subsidiaries has withheld and paid over to the appropriate Tax authority any material Taxes required to be withheld with respect to payments to third parties, including Taxes on payments to customers, employees and independent contractors.

(d) Westway Feed is, and has been at all times, a disregarded entity for U.S. federal income Tax and relevant state Tax purposes.

(e) Each of the Companies and the Company Subsidiaries has preserved and retained records relating to the preparation of its Tax Returns in a manner consistent with and to the extent required by Law.

3.10. Insurance. Schedule 3.10 contains a list as of the date hereof of all insurance policies currently in effect covering any of the assets, business, officers, directors or employees of any of the Companies, the Company Subsidiaries or Westway Canada (the “Insurance Policies”). All Insurance Policies are in full force and effect and all premiums due thereunder have been paid, and none of Westway Canada, the Companies or the Company Subsidiaries has received any written notice of any cancellation or non-renewal of any such Insurance Policies. There is no claim by any Seller, any of the Companies or any of the Company Subsidiaries pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed.

3.11. Material Contracts. Schedule 3.11 sets forth each Contract (i) to which any of the Companies or the Company Subsidiaries is a party, (ii) by which any of the Companies or the Company Subsidiaries or any of their respective properties or assets is or may be bound, or (iii) that is included in the Purchased Canadian Assets or by which any of the Purchased Canadian Assets is or may be bound, that:

(a) contains covenants that prohibit any of the Companies or the Company Subsidiaries from competing in any business or with any Person or in any geographic area, or from selling, supplying or distributing any service or product;

(b) provides for annual payments of $250,000 or more to or from any of the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) and that can only be terminated by the Companies, the Company Subsidiaries or Westway Canada, as applicable, on not less than ninety (90) calendar days’ notice, other than Contracts for the purchase of feed inputs;

(c) is for the purchase of feed inputs with a total contract value in excess of $500,000;

(d) is a stock purchase agreement, asset purchase agreement or other acquisition or divestiture Contract entered into by any of the Companies or the Company Subsidiaries during the past five (5) years;

(e) obligates any of the Companies or the Company Subsidiary to pay to any senior executive officer, or obligates Westway Canada to pay to any Transferred Westway Canada Employee who is a senior executive officer (a) any severance pay (other than as required by applicable Law) or (b) any bonus or other similar compensation obligations which would become payable by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby;

(f) is a partnership or joint venture agreement;

(g) is for Capital Expenditures in excess of $100,000 per annum

(h) is for Debt in any amount in excess of $100,000, other than in the ordinary course of business;

(i) obligates any of the Companies or the Company Subsidiaries to advance or loan, or pursuant to which any of the Companies or the Company Subsidiaries has advanced or loaned, any amount to any of its directors, officers and employees;

(j) is with any Governmental Entity;

(k) is a collective bargaining agreement;

(l) is set forth on Schedule 3.5(a); and

(m) provides for indemnification of any officer or director of any of the Companies or the Company Subsidiaries, other than any existing directors’ and officers’ insurance policy and as provided in organizational documents of any such Company, as currently in effect.

Each such Contract set forth on Schedule 3.11 is a “Material Contract.” The Sellers have made available to Buyer complete and correct copies of each such Material Contract. No breach or default by any of the Companies or the Company Subsidiaries nor, to the Knowledge of the Companies, by any other Person, has occurred and is continuing under any Material Contract, and no event has occurred which with notice or lapse of time would constitute such a breach or default. Each Material Contract is enforceable in all material respects against Westway Canada, the Company or Company Subsidiary party thereto and, to the Knowledge of the Companies, each other party thereto, and is in full force and effect, and, subject to obtaining any necessary consents set forth on Schedule 3.2, will continue to be so enforceable and in full force and effect on identical terms following the consummation of transactions contemplated by this Agreement. The aggregate obligations for Capital Expenditures under Material Contracts that were not included in the Company’s capital expenditure plan made available to Buyer prior to the date hereof (1) to which any of the Companies or the Company Subsidiaries is a party, (2) by which any of the Companies or the Company Subsidiaries or any of their respective properties or assets is or may be bound, or (3) that are included in the Purchased Canadian Assets or by which any of the Purchased Canadian Assets is or may be bound, is not greater than $1,000,000.

3.12. Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers, the Companies or the Company Subsidiaries, except pursuant to the letter agreement by and between Evercore Group L.L.C. (“Evercore”) and the Special Committee of the Board of Directors of Westway Group (the “Special Committee”) dated as of March 20, 2012.

3.13. Power of Attorney. None of the Sellers, the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business or the Purchased Canadian Assets) has given any irrevocable power of attorney (other than such powers of attorney given in the ordinary and usual course of business with respect to routine matters) to any Person for any purpose whatsoever with respect to any of the Companies or the Company Subsidiaries.

3.14. Related Party Transactions. Other than pursuant to any Company Benefit Plan, Canadian Benefit Plan or other compensatory arrangements, no executive officer or director of, any of the Companies, the Company Subsidiaries or Westway Canada, (i) is a party to any Contract with or binding upon the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) or any of their respective assets, rights or properties, (ii) has any interest in any property owned by the Companies or the Company Subsidiaries or any of the Purchased Canadian Assets or (iii) has engaged in any transaction with any of the Companies or the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) within the twelve (12) months prior to the date of this Agreement.

3.15. Suppliers; Customers.

(a) Sellers have provided to Buyer a true, correct and complete list setting forth the names and addresses of the ten (10) largest suppliers to the Companies and the Company Subsidiaries of raw materials, supplies or other products or services (based on expenditures) during the twelve-month period ended December 31, 2011. During the twelve-month period ended on the date hereof, none of the Companies or the Company Subsidiaries have received any written notice from any such supplier that such supplier has terminated or cancelled, or will terminate or cancel, its business relationship with such Company or the Company Subsidiaries, as applicable, or will reduce by more than 50% the dollar amount of sales to such Company or Company Subsidiary or increase by more than 50% the price charged by such supplier.

(b) Sellers have provided to Buyer a true, correct and complete list setting forth the names and addresses the ten (10) largest customers that ordered goods or services from the Companies and the Company Subsidiaries (based on revenue) during the twelve-month period ended December 31, 2011. During the twelve-month period ending on the date hereof, none of the Companies or the Company Subsidiaries have received any written notice from any such customer that any such customer has terminated or cancelled, or will terminate or cancel, its business relationship with any of the Companies or the Company Subsidiaries or will reduce the annual volume of products or services purchased from such Company or Company Subsidiary by more than 50%.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers as follows:

4.1. Organization; Authorization.

(a) Buyer is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a material adverse effect on the ability of Buyer to perform its obligations hereunder.

(b) Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and the execution, delivery and performance by Buyer of this Agreement have been duly authorized by all necessary corporate or other similar action on the part of Buyer. This Agreement constitutes a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as limited by the Bankruptcy and Equity Exception.

4.2. Governmental Filings; No Conflicts.

(a) No notices, reports or other filings are required to be made by Buyer with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Buyer from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by Buyer do not, and the consummation of the transactions contemplated hereby by Buyer will not, constitute or result in a breach or violation of, or a default under, (i) the governing documents of Buyer or (ii) any Law to which Buyer is subject, except, in the case of clause (ii), any Violations that would not reasonably be expected to prevent or materially impair or materially delay the ability of Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

4.3. Litigation. There is no Claim that has been commenced or, to the knowledge of Buyer, threatened against Buyer, that would reasonably be expected to prevent or materially impair or materially delay the ability of Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

4.4. Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

4.5. Sufficient Funds. As of the date hereof Buyer has, and at Closing will have, sufficient immediately available and unconditional funds, in cash, to consummate the transactions contemplated by this Agreement or any other agreement contemplated hereby.

4.6. Acknowledgement of Buyer. Buyer acknowledges that it has conducted, to its satisfaction, its own independent investigation of the Companies and the Company Subsidiaries and, in making the determination to proceed with the transactions contemplated hereby, Buyer has relied on the results of its own independent investigation.

ARTICLE V

COVENANTS

5.1. Interim Operations. Except as may be (i) expressly provided for in this Agreement, (ii) expressly provided for in the Merger Agreement (including the Schedules), (iii) required by applicable Law or (iv) consented to in writing by Buyer in advance (which consent will not be unreasonably withheld, conditioned or delayed), the Sellers shall cause the Companies and the Company Subsidiaries to, and Westway Canada shall (with respect to the Canadian Feed Business), carry on their respective business in the ordinary course consistent with past practice, and, to the extent consistent therewith, the Sellers shall cause the Companies and the Company Subsidiaries to and Westway Canada shall (with respect to the Canadian Feed Business) use reasonable best efforts to preserve substantially intact their respective business organization, to keep available the services of their respective current officers and employees, to preserve their respective present relationships with customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with them. The Parties agree that each of Whit Huguley and Ian Falshaw shall be authorized to provide consent on behalf of Buyer for purposes of this Section 5.1. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing, except as otherwise expressly provided for in this Agreement or as set forth in Schedule 5.1 or as required by applicable Law, the Sellers shall not permit any of the Companies or the Company Subsidiaries to, and Westway Canada shall not (with respect to the Canadian Feed Business), without the prior written consent of Buyer (which consent will not be unreasonably withheld conditioned or delayed):

(a) amend or propose to amend their respective governing documents;

(b) (i) split, subdivide, combine or reclassify any securities of any of the Companies, the Company Subsidiaries or Westway Canada (ii) except as pursuant to this Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any securities of any of the Companies, the Company Subsidiaries or Westway Canada or (iii) except (A) for transfers which would cause either a net cash inflow or outflow between the Feed Intercompany Cash Sweep Account and the Parent Swingline Account, (B) for the UK Reorganization, and (C) in connection with the direct or indirect repatriation (in any form or method approved by the relevant entity) of cash or cash equivalents to Netherlands Holdings or its direct or indirect owners, or (D) as otherwise consistent with past practice, declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting or registration of, any shares of the Companies’, the Company Subsidiaries’ or Westway Canada’s capital stock (other than dividends from its direct or indirect wholly-owned Subsidiary);

(c) issue, deliver, grant, sell, pledge, transfer, dispose of or encumber any securities of the Companies, the Company Subsidiaries or Westway Canada;

(d) except for (i) the UK Reorganization and (ii) in connection with the direct or indirect repatriation (in any form or method approved by the relevant entity) of cash or cash equivalents to Netherlands Holdings or its direct or indirect owners, (A) transfer, license, sell, lease or otherwise dispose of any assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any of the Companies, the Company Subsidiaries or Westway Canada, except for transferring, licensing, selling, leasing or disposing of assets in the ordinary course of business consistent with past practice, or (B) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(e) purchase or lease (as lessee), or enter into any Contract for the purchase or lease (as lessee) of, any assets, other than the purchase or lease of assets, including inventory, in the ordinary course of business;

(f) purchase feed inputs in excess of $1,000,000 pursuant to any individual Contract other than pursuant to Contracts in effect as of the date hereof and previously disclosed to Buyer;

(g) except for any Debt which would cause either a net cash inflow or outflow between the Feed Intercompany Cash Sweep Account and the Parent Swingline Account, (i) incur, create, assume or otherwise acquire any Debt, (ii) assume, guarantee or endorse any Debt of another Person (other than the Company Subsidiaries) for borrowed money, or (iii) enter into any arrangement having the economic effect of any of the foregoing, in each case other than borrowings pursuant to the Companies’, the Company Subsidiaries’ and Westway Canada’s revolving credit arrangements or capital leases in effect on the date hereof and in the ordinary course of business consistent with past practice;

(h) settle or compromise any Claim pending or threatened before any arbitrator, court or other Governmental Entity involving the payment of monetary damages by any of the Companies, the Company Subsidiaries or Westway Canada of any amount exceeding $100,000 in the aggregate, other than any Claim brought against Buyer arising out of a breach or alleged breach of this Agreement by Buyer; provided that none of the Companies, the Company Subsidiaries or Westway Canada shall settle or agree to settle any Claim which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on their respective businesses;

(i) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(j) (i) settle or compromise any material Tax Claim, audit or assessment, (ii) change any annual Tax accounting period, change any method of Tax accounting, (iii) amend any material Tax Return of any Company or Company Subsidiary (other than the 2009 or 2010 U.S. consolidated Tax Returns filed by Westway Group), or (iv) enter into any material closing agreement or consent to any extension or waiver of the limitation period applicable to any material Tax Claim or assessment relating to the Companies or the Company Subsidiaries;

(k) grant any Encumbrance on any of its assets, other than Permitted Encumbrances;

(l) except in the ordinary course of business consistent with past practice, delay the satisfaction or discharge of any accounts payable or trade payables or accelerate the collection of any accounts receivable, in each case of any of the Companies, the Company Subsidiaries or Westway Canada;

(m) except for any transaction which would cause either a net cash inflow or outflow between the Feed Intercompany Cash Sweep Account and the Parent Swingline Account or as otherwise contemplated by this Agreement, make any loan for borrowed money, or forgive any loan for borrowed money, to any Person, including loans to employees, officers or directors or any of their respective affiliates or associates, other than any such loans made in the ordinary course of business including in accordance with the terms of a Company Benefit Plan;

(n) grant or agree to grant to any employee, officer or individual consultant of any of the Companies or the Company Subsidiaries, or any Transferred Westway Canada Employee, any increase in (or accelerate the vesting or payment of) wages or bonus, severance, profit sharing, retirement or other material compensation or benefits (other than increases in base salary made to non-officer employees in the ordinary course of business, consistent with past practice, and not exceeding 5% per employee);

(o) adopt, establish, enter into, or amend or modify (except to the extent required by Law or any collective bargaining agreement or to maintain the Tax qualified status of any Company Benefit Plan), any Company Benefit Plan or fail to continue to make timely material contributions thereto in accordance with the terms thereof;

(p) enter into any Contract for (a) the purchase of any capital stock of or interest in any Person, (b) the purchase of all of substantially all of the assets of any Person or (c) any merger, consolidation or other business combination;

(q) make capital expenditures in excess of $100,000 (individually or in the aggregate) other than capital expenditures contemplated by the annual budget;

(r) except (i) as described in the Memorandum of Understanding and (ii) for the UK Reorganization, amend, modify, extend, renew, supplement or terminate any Real Property Lease or enter into any lease (as lessee or lessor) of real or personal property or any renewals thereof involving a rental obligation exceeding $100,000 per annum per any such lease or for a term of more than five years, other than in the ordinary course of business and other than with respect to any such lease for which the term is scheduled to expire after the date hereof;

(s) demolish, remove, modify or alter in any material way any of the existing improvements or erect new improvements on the Real Property, or any portion thereof;

(t) other than as permitted in this Section 5.1, (i) enter into any transaction, Contract or commitment that provides for payments over the term of the Contract or commitment of more than $100,000 to or from any of the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) or that cannot be terminated by the Companies, the Company Subsidiaries or Westway Canada, as applicable, on less than ninety (90) calendar days’ notice, other than Contracts for the purchase of feed inputs, (ii) modify any Material Contract in any material respect, (iii) waive or permit the loss of any Permit or right of substantial value or (iv) cancel any Debt or claim, except, in each case, in the ordinary course of business consistent with past practice;

(u) sell, assign, transfer, license or convey any Intellectual Property Rights of the Companies, the Company Subsidiaries or Westway Canada;

(v) fail in any material respect to maintain its books of account and records consistent with its past practices;

(w) terminate or cancel, or amend or modify in any respect, any Insurance Policies covering any of the Companies, the Company Subsidiaries or any of their properties or the Purchased Canadian Assets such that the level of insurance coverage is not substantially the same;

(x) effect any transaction or other transfer of assets or funds between the Companies or Westway Canada, on the one hand, and any other member of the Westway Group, on the other hand, other than (a) transfers of funds between the Feed Intercompany Cash Sweep Account and the Parent Swingline Account, (b) as expressly permitted by this Agreement (including as set forth on the Disclosure Schedules), (c) in connection with the direct or indirect repatriation (in any form or method approved by the relevant entity) of cash or cash equivalents to Netherlands Holdings or its direct or indirect owners, or (d) pursuant to and permitted by the terms of Contracts in place as of the date hereof, which are, in both frequency and magnitude, in the ordinary course of business consistent with past practices; or

(y) enter into any Contract, agreement, commitment or arrangement to do any of the foregoing.

5.2. Reasonable Best Efforts; Notification.

(a) Each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) determining whether any filings are required to be made with, or authorizations, consents, or approvals are required or advisable to be obtained from, any Governmental Entities under any Law, (ii) the giving of all other notices to, the making of all other filings with, and the obtaining of all other authorizations, consents and approvals from, other Governmental Entities and (iii) the execution and delivery of any additional documents that may be necessary or desirable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) Without limiting the generality of Section 5.2(a), the Parties shall cooperate with each other and use reasonable best efforts to obtain any third party consents, waivers, approvals and licenses necessary under any Contract to consummate the transactions contemplated by this Agreement or required to perform the Parties’ respective obligations under the Transitional Services Agreement; provided that the Sellers shall not be obligated to assign or transfer any Contract relating to Intellectual Property Rights used in the business of the Sellers. In the event that any consent, waiver, approval or license cannot be obtained on commercially reasonable terms and conditions, the Parties shall (i) cooperate and assist the affected entities in obtaining alternative arrangements and (ii) use reasonable best efforts to reduce the amount and/or effect of disruption caused by any such failure to obtain a consent, waiver, approval or license. Notwithstanding the foregoing, no Party shall be obligated to make any payments or otherwise pay any consideration to any third party to obtain any such consent, waiver, approval or license.

(c) During the period from the date hereof to the Closing, Westway Group will cause its wholly-owned Subsidiary Westway Terminals Company LLC, a Delaware limited liability company (“Westway Terminals”), to assign to Westway Feed all tanks and associated infrastructure situated at the terminal located at East Complex, Stockton, California (also referred to as “Stockton South”) that are owned by Westway Terminals, including the specific assets listed on Schedule B. Each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, such assignment. As soon as reasonably practicable after the closing of the Merger Agreement, Buyer and Westway Terminals will, and Westway Group will cause Westway Terminals to, negotiate in good faith and agree appropriate amendments to the Strategic Storage Alliance Agreement dated May 28th, 2009 (the “Alliance Agreement”) between Westway Terminals and Buyer, including with respect to Sections 3.3, 3.4 and 3.5 of the Alliance Agreement.

5.3. Access, Information. Buyer acknowledges that it and its representatives have received access to such books and records, facilities, Real Property, equipment, contracts and other assets of the Companies, the Company Subsidiaries and Westway Canada (with respect to the Canadian Feed Business) that it and its representatives have desired or requested to review, and that it and its representatives have had full opportunity to meet with the management of Westway Feed to discuss the businesses and assets of the Companies, the Company Subsidiaries and

Westway Canada (with respect to the Canadian Feed Business). Buyer acknowledges that neither the Sellers nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Companies or the Company Subsidiaries furnished or made available to Buyer in connection with the transactions and that none of the Companies, the Company Subsidiaries or any of their respective representatives has made any representation or warranty regarding the Companies, the Company Subsidiaries or their respective businesses except as and to the extent expressly set forth in ARTICLE III of this Agreement. From the date hereof until and including the Closing Date, the Sellers shall (a) permit Buyer and its representatives to have reasonable access during regular business hours to the Companies’ and Company Subsidiaries’ properties and books and records and (b) furnish to Buyer and its representatives such information relating to the Companies and the Company Subsidiaries as such Persons may reasonably request. Notwithstanding the forgoing, none of the Sellers nor the Companies or the Company Subsidiaries shall be required to provide access to or disclose information where any Seller or any Company or Company Subsidiary, as applicable, determines that such access or disclosure would jeopardize the attorney-client privilege of any Seller or any Company or Company Subsidiary or contravene any Law or any Contract to which any of the Sellers, the Companies or the Company Subsidiaries is a party.

5.4. Tax Matters.

(a) None of Buyer, the Companies or the Company Subsidiaries shall file or permit to be filed any amended Tax Return (including the carryback of any net operating loss) relating in whole or part to any Company or Company Subsidiary with respect to any Pre-Closing Tax Period, unless required to do so by Law (in such case, with prior written notification of such intent to Sellers), without obtaining the prior written consent of the Sellers, which consent shall not be unreasonably withheld, unless any such amendment would result in additional Tax liability to any of the Sellers or their Affiliates, in which event consent may be withheld in the Sellers’ sole discretion.

(b) The Sellers and Buyer agree to treat all indemnification payments made pursuant to ARTICLE VIII as adjustments to the Purchase Price for all income Tax purposes and to take no position contrary thereto in any Tax Return or audit or examination by, or proceeding before, any Governmental Entity, except as required by a final determination or a change in applicable Law after the date of this Agreement.

(c) All Transfer Taxes incurred with respect to the transactions contemplated by this Agreement, shall be paid by Buyer. Any Tax Returns required to be filed with respect to Transfer Taxes shall be prepared and filed when due by Buyer, provided the Sellers, the applicable Company or Company Subsidiary (as the case may be) shall join in any such filing if required by applicable Law.

(d) Buyer and the Sellers agree that for all Tax purposes the Purchase Price shall be allocated among the Shares and the Purchased Canadian Assets as set forth in Exhibit C. Buyer and the Sellers shall report the purchase of the Shares and the Purchased Canadian Assets consistent with such allocation and shall take no position to the contrary thereto in any Tax Return or otherwise except to the extent required by Law.

(e) Buyer and Sellers agree that for U.S. federal income tax purposes, Buyer’s purchase of the Shares of Westway Feed and UK Terminals shall be treated as a purchase of such Company’s assets. The Parties hereto shall allocate the Purchase Price (plus the portion of any assumed liabilities and other relevant items of such Company which are treated as purchase price for U.S. federal income tax purposes) applicable to each Company and the Purchased Canadian Assets as set forth on Exhibit C. The Parties shall further allocate such amounts among the Canadian Purchased Assets and the underlying assets of Westway Feed and UK Terminals in accordance with the applicable provisions of Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Price Allocation”). Within ninety (90) days after Closing, Westway Group shall provide Buyer with a statement (“Price Allocation Statement”) containing the Price Allocation. The Price Allocation Statement shall be adjusted to reflect the payment (or deemed payment) of any amount that is treated as purchase price for U.S. federal income tax purposes after the Closing Date. Neither of Buyer nor Westway Group shall take any position inconsistent with the Price Allocation Statement in the preparation and filing of any Tax Returns or in the course of any audit, review or proceeding by a Governmental Authority relating to any Tax Return. Each of Buyer and Westway Group, as applicable, shall timely file an IRS Form 8594 reflecting the Price Allocation for the taxable year that includes the Closing Date and shall timely make any similar filing required by applicable state or local Laws.

(f) Buyer and Sellers shall cooperate, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Return (including pursuant to Section 5.4(h) of this Agreement and any Tax Return that could reflect a deduction with respect to the In-the-Money Warrants), and any audit, litigation or other proceeding with respect to Taxes (i) resulting from or related to the Transactions or the Pre-Closing Transaction Costs or (ii) that could give rise to a claim under Section 8.1 of this Agreement. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Sellers further agree, upon reasonable request by any Party, to obtain any certificate or other document from any Governmental Entity or any other Person as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed. If Westway Group intends to file any Tax Return with a Governmental Entity reflecting a deduction for In-the-Money Warrants, Westway Group shall promptly provide notice to Buyer prior to such filing.

(g) Buyer shall not make any election pursuant to Section 338 of the Code with respect to its acquisition of the Shares without the prior written consent of Westway Group, which consent may be withheld in Westway Group’s sole discretion.

(h) Westway Group shall prepare, or cause to be prepared, the Notional 2012 Tax Returns, which shall be prepared on a basis consistent with existing procedures, practices and accounting methods for any other Tax Return filed with a Governmental Entity by Westway Group or its Subsidiaries (unless Westway Group and Buyer agree that such procedure, practice, accounting method or other contemplated treatment is not permitted by applicable Law), except (i) as provided otherwise in the definition of Notional Tax Amount and (ii) that all items of deduction or loss, and any other Tax attributes, shall be claimed (and any elections required to make such claim shall be made) to the maximum extent allowable under applicable Law in order to minimize the amount of Tax shown as payable on such Notional 2012 Tax Return, provided that this clause (ii) shall not require the inclusion of any item in the Notional 2012 Tax Returns which is not included in a Tax Return filed by a Seller with a Governmental Entity unless (y) KPMG determines that it is more likely than not that such item is allowable under applicable Law and (z) such item does not require a change of accounting method or require the approval or consent of a Governmental Entity, and provided further that the inclusion of any deduction with respect to the In-the-Money Warrants or any fees payable to advisors of Westway Group or its Subsidiaries as a result of the consummation of the Merger shall not be taken into account except as provided in the definition of Notional Tax Amount. The Notional 2012 Tax Returns need not be Tax Returns actually filed with a Governmental Entity but shall, in a manner consistent with this Section 5.4(h), be prepared in a manner substantially similar to the Sellers’ Tax Returns to be filed with a Governmental Entity for the year ending December 31, 2012, except as provided by this Agreement. No later than 60 days prior to the due date for Tax Returns of Westway Group for the year ending December 31, 2012 (taking into account applicable extensions), Westway Group shall provide a copy of the Notional 2012 Tax Returns to Buyer for its review. Buyer shall deliver any comments in writing within 30 days of receipt of such draft Notional 2012 Tax Returns, and Westway Group shall incorporate any such comments unless they are inconsistent with the first sentence of this Section 5.4(h).

(i) Upon written notice from Buyer to Westway Group, Buyer and Westway Group (and its Affiliates, as necessary) shall cause Australia Holdings, Denmark Holdings and/or Ireland Holdings to timely file an election to treat such Company as disregarded as a separate entity for U.S. federal income tax purposes with an effective date of one or more days prior to the Closing Date.

(j) Buyer and Westway Canada shall, if applicable, jointly execute an election under subsection 167(1) of Part IX of Excise Tax Act (Canada), and any similar provision of any applicable provincial legislation, in the form and within the time period required for the purposes of that provision, in respect of the sale and transfer of the Purchased Canadian Assets hereunder, and Buyer shall timely file such election with Canada Revenue Agency, and provide the Sellers with proof of mailing to Canada Revenue Agency (and by the provincial taxing authority, where applicable) of such election. Buyer shall be responsible and indemnify and hold harmless Westway Canada for any GST (including harmonized or equivalent provincial) to the extent payable in respect of the transfer of the Purchased Canadian Assets notwithstanding this election plus any interest and/or penalties payable as a consequence thereof.

(k) Westway Canada is registered for purposes of the Excise Tax Act (Canada) and its GST/HST registration number is 854945888RC0003. Buyer’s Affiliate, EDF Man Canada Inc., is registered for purposes of the Excise Tax Act (Canada) and its GST/HST registration number is 812055499RT0001. Following completion of this Agreement, the Buyer will have ownership, possession or use of all or substantially all of the property that can reasonably be regarded as being necessary for the Buyer to be able to carry on the Canadian Feed Business.

(l) Westway Canada and Buyer will prepare, execute and file, on a timely basis and using the prescribed form, as permitted by applicable law, a joint election under section 22 of the Income Tax Act (Canada) (the “Tax Act”) as to the sale of the accounts receivable conveyed by Westway Canada as part of the Purchased Canadian Assets to Buyer. For purposes of such election, the elected amount in respect of the accounts receivable will be consistent with the amount allocated thereto pursuant to Section 5.4.

(m) Buyer and Westway Canada acknowledge that a portion of the Purchased Canadian Assets transferred by Westway Canada pursuant to this Agreement and having a value equal to the amount elected under subsection 20(24) of the Tax Act is being transferred to Buyer in consideration for Buyer assuming prepaid obligations of Westway Canada to deliver goods or provide services subsequent to the Closing. Buyer and Westway Canada will prepare, execute and file, on a timely basis, as permitted by applicable law, and using any prescribed form, a joint election under subsection 20(24) of the Tax Act as to such assumption. The elected amount will be determined by Westway Canada and Buyer, each acting reasonably.

(n) The Sellers shall, to the extent permitted by applicable Law, claim group relief from UK stamp duty land tax in the land transaction returns which they submit to HM Revenue & Customs with respect to the UK Restructuring within the timeframe required by applicable Law, and they shall use reasonable endeavours to ensure that the claims are successful.

(o) The parties shall also make any provincial or territorial elections that correspond to the elections described in the foregoing clauses, at the request of Westway Canada, and the foregoing provisions will apply mutatis mutandis in respect thereof. The parties shall prepare their respective Tax Returns in a manner consistent with such tax elections.

5.5. Employee Matters.

(a) Following the Closing Date, Buyer will, and will cause the Companies and the Company Subsidiaries, as applicable, to, honor in accordance with their terms all Benefit Plans maintained by any Company or Company Subsidiary, including any rights or benefits arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event); provided, however, that Buyer, its Affiliates, the Companies and the Company Subsidiaries may amend, modify or terminate any individual plan or arrangement in accordance with its terms and applicable Law (including obtaining the consent of the other parties to and beneficiaries of such plan or arrangement to the extent required thereunder). For the avoidance of doubt, Buyer agrees that it will, or will cause one of its Affiliates to, assume and abide by all collective bargaining agreements in effect as of immediately prior to the Closing and to which any of the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business), is a party and will employ all Company Employees covered by such collective bargaining agreements with no break in service or benefits. Buyer expressly acknowledges and agrees that, following the Closing, it or its Affiliates (which following the Closing shall include the Companies and the Company Subsidiaries) shall be liable for all health, welfare and pension contributions under such collective bargaining agreements, as well as for all present and future withdrawal liabilities under any Multiemployer Plan relating to such collective bargaining agreements. Furthermore, Buyer acknowledges and agrees that each individual employed by any Company or Company Subsidiary immediately prior to the Closing will continue to be so employed immediately following the Closing, and will therefore be part of Buyer’s, rather than any of the Sellers’, “controlled group” immediately following the Closing.

(b) Attached hereto as Schedule D is a list of Westway Canada’s employees who are primarily engaged in the Canadian Feed Business. Effective as of 12:00 a.m. (Eastern Daylight Time) on the Closing Date, Westway Canada shall terminate the employment of each employee of Westway Canada set forth on such list and Buyer shall, or shall cause one of its Affiliates to, offer employment to each such employee of Westway Canada set forth on such list (the employees who accept such employment are referred to herein as the “Transferred Westway Canada Employees”). Westway Canada shall be responsible for all notice of termination, pay in lieu of notice, severance and other obligations to the employees of Westway Canada who do not accept such offer of employment or who otherwise do not become employees of Buyer or one of its Affiliates effective as of the Closing Date.

(c) Attached hereto as Schedule E is a list of employees of UK Terminals as of the date hereof, identifying those employees whose employment will be transferred to UK Holdings or an Affiliate thereof (other than one of the Companies or Company Subsidiaries) prior to the Closing and those employees whose employment will remain with UK Terminals. Prior to the Closing, UK Terminals shall transfer to UK Holdings or an Affiliate thereof (other than one of the Companies or Company Subsidiaries) the employment of each such UK Terminals employee indicated on such list as transferring to UK Holdings.

(d) During the twelve (12) month period following the Closing Date, Buyer shall, or shall cause its Affiliates, the Companies and the Company Subsidiaries to, provide each Transferred Westway Canada Employee and each employee of the Companies or the Company Subsidiaries who remains employed immediately after the Closing (collectively, with the Transferred Westway Canada Employees, the “Company Employees”) and who is not covered by a collective bargaining agreement with (i) a base salary at least equal to the base salary provided to such Company Employee immediately prior to the Closing Date, (ii) severance benefits that are no less favorable than the severance benefits provided to similarly situated employees of Buyer or its Affiliates in the applicable jurisdiction and (iii) other compensation and benefits that are no less favorable than the compensation and benefits provided to similarly situated employees of Buyer or its Affiliates in the applicable jurisdiction (excluding compensation provided under defined benefit plans, nonqualified deferred compensation arrangements and equity-based benefits).

(e) For the avoidance of doubt, effective as of the Closing Date, each Company Employee shall cease to participate in any Benefit Plan sponsored or maintained, as of the Closing, other than those required by Law, by Westway Group or its Affiliates (other than any Company or Company Subsidiary) and shall begin participating in and accruing benefits under Buyer Benefit Plans (as defined below) for Company Employees; provided, however, that Company Employees and their dependents located in the United States who were participants in the Westway Group medical, dental and/or vision plans as of immediately prior to the Closing shall continue to be covered under such plans until January 31, 2013 (subject to the terms of such plans), at which time the participation of such individuals under such plans shall cease. Notwithstanding anything herein to the contrary, beginning on February 1, 2013, each Company Employee and his or her eligible dependents located in the United States will become eligible to participate in the Buyer Benefit Plans providing health, dental and vision benefits. After the Closing Date, Buyer will reimburse Westway Group promptly (after written demand by Westway Group and in all events within 7 days after such written demand) for the cost of claims incurred by each Company Employee or former employee of the Company (and his or her eligible dependents) located in the United States for the period in which he or she is covered by the Westway Group medical, dental and/or vision plans that are paid after the Closing Date (regardless of whether such claims are incurred before or after the Closing Date), but only to the extent that such costs have not already been paid in full to Westway Group as of the Closing Date (the “Unpaid Claims”); provided that, with respect to Unpaid Claims incurred prior to the Closing Date, Westway Group shall hold Buyer harmless for such Unpaid Claims up to $250,000 in the aggregate; and provided further that, with respect to Unpaid Claims incurred prior to the Closing Date, Buyer shall reimburse Westway Group for the portion of such Unpaid Claims, if any, that exceeds $250,000 in the aggregate. Furthermore, in the event that the employee portion of the premium for coverage under the Westway Group medical, dental and/or vision plans has not been paid in full by any Company Employee located in the United States for any period (either before or after the Closing Date), then following the Closing Date, Buyer shall cause Westway Feed to withhold the remaining unpaid employee portion of such premium from each such employee’s paychecks (in the same manner as if the Closing did not occur) and promptly remit such amount to Westway Group (in all events, within 7 days after such amount is otherwise withheld by Westway Feed). For purposes of this Section 5.5(e), a claim shall be deemed “incurred” on the date on which treatment is provided or a prescription is filled, without regard to when any amount is billed for that treatment or medication. In connection with any written demand for reimbursement, Westway Group shall provide Buyer with reasonable documentation supporting the amount of reimbursement owed.

(f) Buyer will, and will cause its Affiliates, the Companies and the Company Subsidiaries, as applicable, to, provide credit for each Company Employee’s length of service with any Company, Company Subsidiary, Westway Canada and their Affiliates (as well as service with any predecessor employer of any Company, Company Subsidiary, Westway Canada or any of their Affiliates, to the extent that service with the predecessor employer is recognized by any Company, Company Subsidiary, Westway Canada or such Affiliate) for all purposes (including eligibility, vesting and benefit level, but not for purposes of any benefit accrual under any defined benefit plan) under each benefit plan, program, policy or arrangement of Buyer and its Affiliates (including vacation, 401(k), profit sharing, paid time-off and severance arrangements) (each, a “Buyer Benefit Plan”) to the same extent that such service was recognized under a similar plan, program, policy or arrangement of any Company, Company Subsidiary, Westway Canada or any of their Affiliates, except that no such prior service credit will be required or provided to the extent that it results in a duplication of benefits.

(g) Notwithstanding any other provision of this Agreement, if any Transferred Westway Canada Employee suffers a disability after the Closing Date and such disability would be considered under the terms of the Canadian Benefit Plans and/or insurance policies through which the benefits under the Canadian Benefit Plans are provided, in either case as they read on the Closing Date, to be a recurrence of a disability that occurred on or prior to the Closing Date with respect to which the Transferred Westway Employee is eligible for benefits pursuant to the terms of the relevant Canadian Benefit Plans and/or insurance policies as they read on the Closing Date, then Westway Canada shall make, or cause to be made from the Canadian Benefit Plans or such policies, disability payments to such Transferred Westway Canada Employee in relation to such recurring disability.

(h) As soon as practicable following the Closing Date, Westway Canada shall cause the assets of the Westway Canada Pension Plan attributable to Transferred Westway Canada Employees to be transferred to the designated registered pension plan of Buyer or its Affiliates (the “Buyer Canadian Pension Plan”), and Buyer shall use its reasonable efforts to cause the Buyer Canadian Pension Plan to accept such transfer, in each case, in accordance with applicable Laws. Westway Canada shall seek any required approvals from any applicable Governmental Entity to a transfer of assets from the Westway Canada Pension Plan to Buyer Canadian Pension Plan, in an amount equal to the total of all defined contribution account balances held under the Westway Canada Pension Plan in respect of the Transferred Westway Canada Employees. Upon receipt of all required approvals from the applicable Governmental Entity, Westway Canada shall cause the funding agent of the Westway Canada Pension Plan to transfer to the funding agent of the Buyer Canadian Pension Plan, an amount of cash or assets in kind acceptable to Buyer equal to the total of all defined contribution account balances held under the Westway Canada Pension Plan in respect of the Transferred Westway Canada Employees adjusted to the date such assets are transferred to the Buyer Canadian Pension Plan.

(i) Buyer shall have no obligation to Westway Canada or any of the members of the Westway Canada Pension Plan in respect of the Westway Canada Pension Plan, or the defined contribution account balances held under the Westway Canada Pension Plan. Without limiting the generality of the foregoing, Buyer shall have no responsibility or liability for, or in relation to, the determination of the amounts held in the defined contribution accounts of Transferred Westway Canada Employees to be transferred to the Buyer Canadian Pension Plan, or any adjustments made to such amounts.

(j) With respect to any Buyer Benefit Plan that is a welfare benefit plan in which Company Employees are eligible to participate, Buyer shall, or shall cause its Affiliates to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Company Employees and their dependents and beneficiaries under such plan to the extent waived or satisfied under the applicable corresponding Benefit Plan of the Companies, the Company Subsidiaries, Westway Canada or their Affiliates and (ii) provide each Company Employee and his or her eligible dependents and beneficiaries with credit under such plan for any co-payments, deductibles and similar expenses paid under corresponding Benefit Plans of the Companies, the Company Subsidiaries, Westway Canada or their Affiliates in the calendar year in which such Company Employee (or his or her eligible dependents or beneficiaries) becomes eligible to participate in such plan for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements.

(k) As soon as practicable following the Closing Date, Westway Group shall use its reasonable efforts to cause the assets of the Westway Group 401(k) retirement plan (the “Westway 401(k) Plan”) attributable to Company Employees (as well as all former employees of Westway Feed and their beneficiaries) to be transferred to the 401(k) retirement plan of Buyer or one of its Affiliates (the “Buyer 401(k) Plan”), and Buyer shall use its reasonable efforts to cause the Buyer 401(k) Plan to accept such transfer, in each case, in accordance with Section 414(l) of the Code and the Treasury Regulations thereunder. Buyer and Westway Group agree to take such steps as may be reasonably requested by the other Party to effect the transfer described in this Section 5.5(k).

(l) As soon as possible following the Closing Date, the Buyer and its Affiliates (including, without limitation, following the Closing Date, UK Terminals) and UK Holdings and its Affiliates shall use their reasonable efforts to cause the assets of the Westway UK Pension Plan attributable to individuals who, immediately following the Closing Date, are employed by UK Terminals, to be transferred to the retirement plan nominated by the Buyer in accordance with and to the extent permitted by applicable Law.

(m) Each Company Employee who, as of immediately prior to the Closing Date, participated in Westway Group’s flexible spending account arrangements (i.e. health and dependent care) (such employees, the “FSA Participants,” and such arrangement, the “Westway Group FSA”) shall be eligible to continue to participate in the Westway Group FSA until January 31, 2013 (the “FSA Period”) in accordance with, and subject to, the terms of the Westway Group FSA. Buyer shall reimburse Westway Group, on a monthly basis (and in any event within 7 days after written demand by Westway Group) for administrative costs associated with the benefits described in the immediately preceding sentence for the FSA Period. In connection with any written demand for reimbursement, Westway Group shall provide Buyer with reasonable documentation supporting the amount of reimbursement owed. As of February 1, 2013, (i) Buyer shall cause each FSA Participant to be credited under Buyer’s or its Affiliates’ flexible spending account arrangements (“Buyer FSA”) with an amount available for reimbursement between such date and December 31, 2013 (the “2013 FSA Period”) equal to the amounts available for reimbursement with respect to the 2013 FSA Period under the Westway Group FSA with respect to such FSA Participant as of the last day of the FSA Period (for avoidance of doubt, January 31, 2013), (ii) Buyer shall give, or shall cause to be given, effect under the Buyer FSA to elections made by the FSA Participants with respect to the Westway Group FSA in respect of the 2013 FSA Period, (iii) Westway Group shall provide to Buyer as soon as administratively feasible following January 31, 2013, a schedule setting forth the names of the FSA Participants, their contribution elections, the amount each FSA Participant has contributed to the Westway Group FSA for the FSA Period and the amount reimbursed by the Westway Group FSA to the FSA Participant (or eligible dependant) for the FSA Period (the aggregate difference between the amounts so contributed and the amounts so reimbursed, the “FSA Balance”), (iv) to the extent the FSA Balance in the aggregate is positive, Westway Group shall make a payment to Buyer within 30 days after January 31, 2013 equal to the aggregate FSA Balance as of January 31, 2013 and (v) to the extent the FSA Balance in the aggregate is negative, Buyer shall make a payment to Westway Group within 30 days after January 31, 2013 equal to the difference between $0.00 and the aggregate FSA Balance as of January 31, 2013. As of February 1, 2013, the Buyer FSA shall have full liability and responsibility for all claims submitted for reimbursement by any FSA Participant on or after such date.

(n) Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any Benefit Plan, program, agreement or arrangement, (ii) shall alter or limit the ability of Buyer, any Company, Company Subsidiary, Westway Canada or any of their respective Affiliates to amend, modify or terminate any Benefit Plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) shall be construed to create any right in any Company Employee or any other Person to any continued employment with any Company, Company Subsidiary, Westway Canada or any of their respective Affiliates.

5.6. Indemnification of Directors and Officers.

(a) Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Companies and the Company Subsidiaries now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing an officer or director of any of the Companies or the Company Subsidiaries (each an “Indemnified Party”) as provided in the respective governing documents of the Companies and the Company Subsidiaries, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Schedule 5.6, shall be assumed by Buyer, without further action, at the Closing and shall remain in full force and effect in accordance with their terms and will not be amended, repealed or otherwise modified for a period of six (6) years from the Closing, and, in the event that any proceeding is pending or asserted or any Claim made during such period, until the final disposition of such proceeding or Claim.

(b) For six (6) years after the Closing, to the fullest extent permitted under applicable Law, Buyer shall indemnify, defend and hold harmless each Indemnified Party against any and all costs or expenses (including reasonable attorney’s fees and costs of investigation), Losses, Claims, damages, liabilities, fees, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Closing (including in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable Law. Buyer shall pay all costs and expenses in connection with such indemnification promptly as statements therefor are received, subject to Buyer’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law.

(c) The obligations of Buyer under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.6 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6, each of whom may enforce the provisions of this Section 5.6).

(d) For six (6) years after the Closing Date, Buyer shall maintain (directly or indirectly through the Companies’ and the Company Subsidiaries’ existing insurance programs) in effect the Companies’ and the Company Subsidiaries’ current directors’ and officers’ liability insurance (both primary and any and all excess policies) in respect of acts or omissions actually or allegedly occurring at or prior to the Closing Date (including in connection with the approval of this Agreement and the transactions contemplated hereby), covering each Person currently covered by the Companies’ and the Company Subsidiaries’ directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been heretofore made available to Buyer), on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, that Buyer may (i) substitute therefor policies of Buyer with an insurer with the same or better credit rating as the current carrier for the Companies and the Company Subsidiaries containing terms with respect to coverage (including as coverage relates to deductibles and exclusions) and amount no less favorable to such directors and officers or (ii) request that the Companies and the Company Subsidiaries obtain such extended reporting period coverage under their existing insurance programs (to be effective as of the Closing Date); provided further, however, that in satisfying its obligation under this Section 5.6(d), neither the Companies, the Company Subsidiaries nor Buyer shall be obligated to pay more than one hundred and fifty percent of the current annual premium to obtain such coverage (such amount, the “Maximum Premium”). It is understood and agreed that in the event such coverage cannot be obtained for an aggregate amount equal to or less than the Maximum Premium, Buyer shall be obligated to provide such coverage as may be obtained for such aggregate amount of the Maximum Premium.

(e) In the event Buyer or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer shall assume all of the obligations set forth in this Section 5.6. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to any of the Companies or the Company Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.6 is not prior to, or in substitution for, any such claims under any such policies. The provisions of this Section 5.6 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and legal representatives.

5.7. No Solicitation.

(a) Except as expressly permitted by this Section 5.7, during the period beginning on the date of this Agreement and continuing until the Closing, the Special Committee, the Sellers and their respective Affiliates, directors, officers, employees, advisors and investment bankers, including Evercore (collectively, “Representatives”), shall (i) cease any discussions or negotiations with any Persons that may be ongoing with respect to proposals or offers to purchase any or all of the Companies, the Company Subsidiaries, the Purchased Canadian Assets or the Canadian Feed Business; (ii) shall not, directly or indirectly, (A) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes a Proposal (as defined below), (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Companies, the Company Subsidiaries, the Canadian Feed Business or the Purchased Canadian Assets to any Person relating to any Proposal, or (C) otherwise knowingly facilitate any effort or attempt to make an Proposal and (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, letter of intent or agreement in principle with respect thereto relating to a Proposal; provided, however, that nothing in this Section 5.7 shall prohibit the Special Committee, the Sellers or their respective representatives from discussing, negotiating, providing non-public information or data concerning, or entering into any agreement regarding the Westway Terminals Transaction, and any proposal relating exclusively to the Westway Terminals Transaction will not be considered a Proposal for purposes of this Section 5.7.

(b) Notwithstanding anything in this Agreement to the contrary, at any time following the date hereof and prior to the Closing, if the Sellers, the Companies or the Company Subsidiaries receive a Proposal from any Person, which Proposal was not initiated, solicited or knowingly encouraged after the date hereof and was made after the date hereof, the Sellers, the Special Committee and their Representatives may (x) contact such Person to clarify the terms and conditions thereof and (y) after such Person executes and delivers a confidentiality agreement containing confidentiality terms that are no less favorable in the aggregate to Seller, the Companies and the Company Subsidiaries than those contained in the Confidentiality Agreement, engage or participate in any discussions or negotiations with such Person, if and only to the extent that prior to taking any action described in clause (x) or (y) above, the Special Committee determines in good faith, after consultation with outside legal counsel and financial advisor, that, based on the information then available, such Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal (a “Takeover Proposal”). The Sellers shall notify Buyer promptly (but in no event later than two (2) Business Days) following the receipt of any Takeover Proposal and shall keep Buyer reasonably apprised of any material discussions or developments with respect thereto. Such notice (the “Superior Proposal Notice”), shall include a copy of the Takeover Proposal. Upon receiving the Superior Proposal Notice, Buyer shall have five (5) Business Days (the “Notice Period”) during which the Sellers shall negotiate with Buyer in good faith to make any adjustments to the terms and conditions of this Agreement so that the Takeover Proposal ceases to constitute a Superior Proposal. If, after the commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in the Notice Period subsequent to the time the Sellers notify Buyer of any such material revision (it being understood that there may be multiple extensions) unless the Buyer waives any such extension in writing. For the purposes of this Section 5.7, (1) a “Proposal” means a written proposal or offer from any Person (other than Buyer or its Affiliates) relating to any (a) acquisition of assets of the Companies or the Company Subsidiaries or any of the Purchased Canadian Assets (including any voting equity interests of any of the Company Subsidiaries, but excluding sales of assets in the ordinary course of business), (b) acquisition of any of the equity interests of the Companies, the Company Subsidiaries or Westway Canada, (c) merger, consolidation, other business combination or similar transaction involving any of the Companies, the Company Subsidiaries or Westway Canada or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of any of the Companies, the Company Subsidiaries or Westway Canada and (2) a “Superior Proposal” means a bona fide Proposal made by any Person that (i) (A) provides for the payment of cash consideration sufficient to satisfy Westway Group’s obligations under the Credit Agreement and (B) would result in such Person owning, directly or indirectly, substantially the same business as the business being purchased by Buyer through the purchase of the Shares and the Purchased Canadian Assets, and (ii) that the Special Committee determines in good faith (after consultation with outside legal counsel and financial advisor) is (X) more favorable from a financial point of view to the Sellers than the transactions contemplated by this Agreement (taking into account all the terms and conditions of such Proposal and this Agreement (including any revisions to the terms of this Agreement proposed by Buyer during the Notice Period)) and (Y) reasonably likely to be consummated (taking into account all legal, regulatory and other aspects of such Proposal).

(c) At the end of the Notice Period, if the Special Committee determines in good faith (after consultation with outside legal counsel and financial advisor) that the Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Buyer during the Notice Period in the terms and conditions of this Agreement, then the Sellers may enter into a definitive agreement regarding such Superior Proposal on or prior to the fifth Business Day following the end of the Notice Period after giving effect to any extensions of the Notice Period made in accordance with Section 5.7(b) or as otherwise agreed by Buyer (the “Proposal End Date”) and contemporaneously terminate this Agreement and abandon the transactions contemplated hereby, in accordance with and subject to compliance with Sections 7.1 and 7.2 hereof, provided that if a definitive agreement regarding such Superior Proposal is not entered into on or prior to the Proposal End Date, then (1) the Special Committee, the Sellers and their Representatives shall cease any discussions or negotiations with respect to such Superior Proposal and shall be bound by the restrictions contained in Section 5.7(a) with respect to such Superior Proposal and the Persons that made such Superior Proposal and (2) shall continue to be bound by the terms hereof with respect to the transactions contemplated herein.

5.8. Restrictions on Use of Certain Trademarks and Other Intellectual Property.

(a) On the terms and conditions set forth in this Section 5.8, the Sellers hereby consent to Buyer’s use, from and after Closing, of the Trademarks identified in Schedule 5.8(a) (the “Feed Business Marks”) in connection with Buyer’s animal feed and feed supplement businesses, as well as its non-feed, specialty liquid products business which utilizes agricultural products and by-products (collectively, “Buyer’s Feed Business”), within the United States, Canada, and Mexico on the following terms and conditions. Any goods or services offered under the Feed Business Marks in connection with Buyer’s Feed Business shall comply with all applicable laws and industry standards. Buyer shall not adopt, use, register, or attempt to register the Feed Business Marks, or any similar marks, for any other goods or services outside Buyer’s Feed Business, as currently-established, and under no circumstances will Buyer attempt to adopt, use, register, or attempt to register the Feed Business Marks, or any similar marks, for goods or services related to storage terminals. Notwithstanding the foregoing, Buyer shall have the limited right to continue its ongoing and limited use of the Feed Business Marks in connection with currently existing storage of liquids for third-parties at Buyer’s facilities in Albany, NY, Catoosa, OK, Memphis, TN, Stockton, CA and Cordova, IL, and on a limited basis at Buyer’s other feed sites, but which shall not include feed sites located in Baltimore, MD, Jacksonville, FL, St. Paul, MN and Houston, TX or other locations where Seller currently maintains storage facilities, with the exception of Stockton, CA. Notwithstanding the foregoing consent, Buyer shall not (i) use or file applications to register the term “WESTWAY” without the term “FEED” or “TRADING”; nor (ii) use or file applications to register the “Westway globe logo”, as depicted in Schedule 5.8(a) (the “Westway Globe Logo”), without the terms “WESTWAY” and either “FEED” or “TRADING”. Upon closing, Buyer shall make commercially reasonable efforts to present marks containing the term WESTWAY or the Westway Globe Logo in the green color(s) associated with the Buyer’s business. Notwithstanding the foregoing, Buyer shall not be required to incur unreasonable costs in facilitating its transition to and use of the green color(s) associated with Buyer’s business. Sellers shall not challenge or contest Buyer’s ownership or right to use or register its Feed Business Marks as contemplated by this Section 5.8(a). Sellers will execute any further documents as Buyer may request to secure protection of, or register or record its rights in, any Feed Business Marks associated with Buyer’s Feed Business.

(b) On the terms and conditions set forth in this Section 5.8, Buyer hereby consents to Sellers’ use, from and after Closing, of the Trademarks identified in Schedule 5.8(b) (the “Terminals Business Marks”) in connection with Sellers’ storage terminals, transportation, and bulk liquid blending businesses (collectively, “Sellers’ Terminals Business”) within the United States, Canada, and Mexico on the following terms and conditions. Any goods or services offered under the Terminals Business Marks in connection with the Sellers’ Terminals Business shall comply with all applicable laws and industry standards. Sellers shall not adopt, use, register, or attempt to register the Terminals Business Marks, or any similar marks, for any other goods or services outside Seller’s Terminal Business, and under no circumstances will Buyer attempt to adopt, use, register, or attempt to register the Terminals Business Marks, or any similar marks, for animal feed and feed supplements. Notwithstanding the foregoing consent, Seller shall not (i) use or file applications to register the term “WESTWAY” without the term “TERMINAL,” “GROUP,” or other term (which shall not include the terms “FEED” or “TRADING,” or any term that is confusingly similar to “FEED” or “TRADING”); nor (ii) use or file applications to register the Westway Globe Logo without the terms “WESTWAY” and “TERMINAL,” “GROUP,” or other term (which shall not include the terms “FEED” or “TRADING,” or any term that is confusingly similar to “FEED” or “TRADING”). The foregoing shall not prevent Seller from using, owning or registering WESTWAY as a standalone term (or with another term, except “FEED”) as a domain name. Seller shall make commercial reasonable efforts to not present any marks containing the term WESTWAY or the Westway Globe Logo in the color green. Buyer shall not challenge or contest Sellers’ ownership or right to use or register its Terminals Business Marks as contemplated by this Section 5.8(b). Buyer will execute any further documents as Sellers may request to secure protection of, or register or record its rights in, any Terminals Business Marks associated with Sellers’ Terminals Business.

(c) Upon Closing, Buyer shall take the necessary steps to modify all stationery, checks, contracts, or other commercial documents to include with any use of a mark that incorporates WESTWAY or the Westway Globe Logo, the word “FEED” or “TRADING”. Upon Closing, Seller shall take the necessary steps to begin modifying all stationery, checks, contracts, or other commercial documents to include with any use of a mark that incorporates WESTWAY or the Westway Globe Logo, the word “TERMINAL,” “GROUP,” or other term (which shall not include the terms “FEED” or “TRADING,” or any term that is confusingly similar to “FEED” or “TRADING”). Each Party shall exercise good faith efforts to promptly implement the changes required above, and at a minimum, shall phase out any non-compliant uses of WESTWAY or the Westway Globe Logo, as may be possible in the ordinary course of business, e.g., in the repainting of trucks or other structures, or replacement of helmets or uniforms. Each Party shall also promptly take any commercially reasonable steps, as may be requested by the other, to mitigate any potential or actual confusion between the Parties’ respective marks and associated goods and services, including, for example, posting a disclosure on its website or marketing materials indicating that it is not sponsored by, or affiliated with the other Party, or identifying its corporate parents in stationery, checks, contract, or other commercial documents (to the extent that it becomes necessary to remediate against instances of actual confusion). Seller will retain ownership of the WESTWAY.COM domain name, but to ensure that consumers will not be confused it will include information about and a link to Buyer’s website for a period of one year after the Closing. To the extent the header of the homepage or any linked sub-pages available under the WESTWAY.COM domain name use the WESTWAY mark or the Westway Globe Logo, it shall also include the term “TERMINAL,” “GROUP” or other term (which shall not include the terms “FEED” or “TRADING,” or any term that is confusingly similar to “FEED” or “TRADING”), as appropriate under the circumstances. Buyer shall be responsible for any and all costs associated with the registration, maintenance, or enforcement of its Feed Business Marks. Sellers shall be responsible for any and all costs associated with the registration, maintenance or enforcement of its Terminals Business Marks. Each of the Parties shall defend, indemnify and hold the other and its Affiliates harmless against all Claims, suits, costs, damages and judgments incurred, claimed or sustained by third parties related to the other Party’s use of its respective Trademarks or breach of this Section 5.8. This Section 5.8 shall survive the termination of this Agreement and shall be binding on the Parties’ successors, assignees and licensees. From and after the Closing, each Party shall refrain from holding itself out as, or otherwise conducting its business in a manner that might reasonably cause any Person to believe that it is, a member of or associated with the other Party.

(d) Except as expressly permitted herein or by the Transitional Services Agreement and subject to the terms and conditions hereof and thereof, from and after the Closing:

(i) the Companies and the Company Subsidiaries shall (A) cease all use of Intellectual Property Rights owned or controlled by the Sellers or their Affiliates, and (B) not disclose to any third party or use for any purpose any data or other information pertaining to the Sellers or their Affiliates or their respective businesses, unless such data or other information also pertains to any of the Companies or the Company Subsidiaries; and

(ii) the Sellers and their Affiliates shall (A) cease all use of Intellectual Property Rights owned or controlled by the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) and (B) shall not disclose to any third party or use for any purpose any data or other information pertaining to the Companies or the Company Subsidiaries or their respective businesses, unless such data or other information also pertains to the Sellers or any of their Affiliates.

5.9. Maintenance of Books and Records. Buyer shall, and shall cause the Companies and the Company Subsidiaries to, preserve until at least the seventh anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by Buyer or its Affiliates relating to the Companies, the Company Subsidiaries or the Sellers or any of their Affiliates. During the period from the Closing Date to the seventh anniversary of the Closing Date, Buyer shall, and shall cause the Companies and the Company Subsidiaries to, (a) permit the Sellers and their representatives to have reasonable access to such books and records and (b) furnish to the Sellers and their representatives such pre-Closing Date financial and operating data and other information as such Persons may reasonably request.

5.10. Certain Intercompany Arrangements. Prior to the Closing, the Sellers shall, and shall cause the Companies and the Company Subsidiaries to terminate the intercompany arrangements set forth on Schedule 5.10. As of the Closing and after the Intercompany Account Adjustment Amount is determined pursuant to Section 2.3(a) hereof, no further transfers between the Feed Intercompany Cash Sweep Account and the Parent Swingline Account will be permitted, and the Feed Intercompany Cash Sweep Account will be closed.

5.11. Canadian Net Working Capital/Leakage.

(a) Prior to Closing, the Sellers shall use commercially reasonable efforts to cause Canadian Net Working Capital to equal no less than $1,300,000.

(b) Prior to Closing, the Sellers shall not take any action that would constitute Leakage and will ensure that, since the Reference Date, Leakage is equal to zero.

5.12. Payoff/Release of Encumbrances.

(a) Prior to or at Closing, the Sellers shall cause to be released all Encumbrances on the assets and properties of any of the Companies or the Company Subsidiaries, other than Permitted Encumbrances.

(b) Without limiting the generality of the foregoing, on the second Business Day prior to the Closing Date, Sellers shall deliver to Buyer a payoff letter from the administrative agent under the Credit Agreement (the “Payoff Letter”), which shall (i) reflect the amounts required in order to pay in full all outstanding indebtedness under the Credit Agreement as of the Closing Date (the “Payoff Amount”) and (ii) provide that, upon payment in full of the Payoff Amount, all claims, Encumbrances, security interests and other charges securing the obligations under the Credit Agreement in and to the Shares, the Purchased Canadian Assets and the other properties and assets of the Companies and the Company Subsidiaries shall be terminated, released and of no further force and effect, and that such administrative agent shall execute and deliver to Buyer all terminations and releases as reasonably requested necessary to evidence and/or effectuate the forgoing terminations and releases (in recordable form if applicable).

(c) At Closing, Buyer shall deliver, to the accounts specified in the Payoff Letter, an amount in cash equal to the Payoff Amount.

5.13. Confidentiality.

(a) Sellers will, from and after the Closing Date, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through their Affiliates, disclosing to any Person, or using in any manner, any confidential, proprietary or secret information relating to the Companies, Company Subsidiaries, their respective businesses, or the Canadian Feed Business; provided that the foregoing shall not apply to disclosure required by applicable Law (including as required by legal, judicial or administrative process). For purposes of this Section 5.13, the “confidential, proprietary or secret information relating to the Companies or the Company Subsidiaries, their respective businesses or the Canadian Feed Business” that is subject to this Section 5.13 does not include any information (a) that is or becomes generally available to the public or the industry in which the Companies, the Company Subsidiaries or Westway Canada, compete (other than as a result of a breach of this Section 5.13) or (b) becomes available to Sellers or any of their Affiliates from a third party after the Closing not bound by confidentiality agreement or any legal, fiduciary or other obligation restricting disclosure that is known to Sellers. As of the Closing, the Confidentiality Agreement between Seller and Buyer, dated December 23, 2010 (the “Confidentiality Agreement”), shall automatically terminate and be of no further force or effect.

(b) Buyer and its Affiliates will, from and after the Closing Date, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through its Affiliates, disclosing to any Person, or using in any manner, any confidential, proprietary or secret information relating to Westway Group or any Subsidiary of Westway Group; provided that the foregoing shall not apply to disclosure required by applicable Law (including as required by legal, judicial or administrative process). For purposes of this Section 5.13, the “confidential, proprietary or secret information relating to Westway Group or any Subsidiary of Westway Group” that is subject to this Section 5.13 does not include any information (a) that is confidential, proprietary or secret information relating to the Companies, Company Subsidiaries, their respective businesses, or the Canadian Feed Business; (b) that is or becomes generally available to the public or the industry in which Westway Group or any Subsidiary of Westway Group, compete (other than as a result of a breach of this Section 5.13) or (c) becomes available to Buyer or any of its Affiliates from a third party after the Closing not bound by confidentiality agreement or any legal, fiduciary or other obligation restricting disclosure that is known to Buyer.

5.14. Foreign Transfer Agreements. As promptly as practicable after the date hereof, Sellers, on the one hand, and Buyer, on the other hand, shall cooperate in good faith and use their commercially reasonable efforts to cause the Foreign Transfer Agreements to be prepared and, prior to or on the Closing Date, executed by the applicable Seller, Company or Affiliate thereof and Buyer or an Affiliate of Buyer designated for such purpose by Buyer (a “Buying Subsidiary”). Where a Buying Subsidiary is so designated by Buyer, relevant provisions of this Agreement (including the provisions relating to Tax elections in Section 5.4) will refer to such Buying Subsidiary as may be relevant or necessary. The Parties agree that (i) the Foreign Transfer Agreements are not intended to expand or limit the rights and obligations of the Sellers or their Affiliates, on the one hand, and Buyer and any Buying Subsidiary on the other hand, beyond those provided for in this Agreement, and (ii) except as may be required by Law, the Foreign Transfer Agreements shall not provide any rights or obligations of the Sellers, the Companies, or Buyer or the Buying Subsidiaries, in addition to those that are provided in this Agreement. The Parties further agree that the Foreign Transfer Agreements shall allocate the Purchase Price in accordance with Section 5.4 and that, if there is an adjustment to the Purchase Price under Section 2.2 which relates to the Purchased Canadian Assets or to a part of the capital stock of a Company that is the subject of a Foreign Transfer Agreement, then, if required to implement the adjustment and so far as permissible under the Law of the relevant jurisdiction, Sellers or the relevant Company and Buyer or the relevant Buying Subsidiary shall enter into a supplemental agreement reflecting such adjustment and the allocation of such adjustment. In the event of any conflict between the terms of the Foreign Transfer Agreements and this Agreement, the Parties agree and acknowledge that the terms of this Agreement shall control and that, if necessary, the Parties shall deliver such additional instruments as may be reasonably necessary to accomplish the foregoing, so far as permissible under the Law of the relevant jurisdiction. The Sellers shall not bring any Claim against Buyer or any Buying Subsidiary, and Buyer and the Buying Subsidiaries shall not bring any Claim against any Seller, in respect of or based upon the Foreign Transfer Agreements except to the extent necessary to implement any transfer of Shares in accordance with this Agreement.

5.15. Insurance.

(a) To the extent that the Companies or the Company Subsidiaries or the Canadian Feed Business were insured under third-party Insurance Policies (excluding any self-insurance or captive policies) of the Sellers prior to the Closing Date as named insureds or otherwise, following the Closing, (a) Buyer may, or at Buyer’s written request the Sellers shall, make claims under such policies with respect to occurrences, events, conditions, or circumstances relating to the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) or their respective assets (including the Purchased Canadian Assets) that occurred or existed prior to the Closing and (b) if the Sellers receive any amounts under any such insurance policy with respect to any occurrence, event, condition, or circumstance relating to the Companies, the Company Subsidiaries or Westway Canada (with respect to the Canadian Feed Business) or their respective assets (including the Purchased Canadian Assets) that occurred or existed prior to the Closing, the Sellers shall promptly forward such amounts to Buyer (net of costs of recovery of the Sellers or its Affiliates (including increased premiums, enhanced required collateral as security, transaction costs and deductibles). The Sellers agree to promptly cooperate and promptly provide assistance to Buyer, or take such actions as may be required, in connection with the tendering of such claims to the applicable insurers under such insurance, and to remit to Buyer any proceeds paid with respect to such claims. In the event of any dispute regarding the date of any loss or occurrence, the terms of the applicable policies shall govern. The Sellers shall maintain the Insurance Policies set forth on Schedule 3.10 in full force and effect prior to the Closing Date. In addition, from and after the Closing Date, the Sellers (i) shall not enter into any endorsement or amendment the primary purpose of which is to impair Buyer’s access to such insurance and (ii) may replace Insurance Policies which expire in accordance with their terms with policies that do not cover the Companies or the Company Subsidiaries (including the Purchased Canadian Assets). After the Closing, Sellers and Buyer agree to cooperate in good faith regarding insurance matters.

(b) To the extent that any of the Sellers or any of their Subsidiaries (excluding the Company and the Company Subsidiaries) were insured under any Insurance Policies that are transferred to Buyer, following the Closing, (a) Sellers may, or at Sellers’ written request the Buyer shall, make claims under such policies with respect to occurrences, events, conditions, or circumstances relating to the Sellers or any of their Subsidiaries (excluding the Company and the Company Subsidiaries) or their respective assets that occurred or existed prior to the Closing and (b) if the Buyer receive any amounts under any such insurance policy with respect to any occurrence, event, condition, or circumstance relating to the Sellers or any of their Subsidiaries (excluding the Company and the Company Subsidiaries) or their respective assets that occurred or existed prior to the Closing, the Buyer shall promptly forward such amounts to Sellers (net of costs of recovery of the Buyer or its Affiliates (including increased premiums, enhanced required collateral as security, transaction costs and deductibles). The Buyer agrees to promptly cooperate and promptly provide assistance to Sellers, or take such actions as may be required, in connection with the tendering of such claims to the applicable insurers under such insurance, and to remit to Sellers any proceeds paid with respect to such claims. In the event of any dispute regarding the date of any loss or occurrence, the terms of the applicable policies shall govern. In addition, from and after the Closing Date, the Buyer (i) shall not enter into any endorsement or amendment the primary purpose of which is to impair Sellers’ access to such insurance and (ii) may replace Insurance Policies which expire in accordance with their terms with policies that do not cover the Sellers or any of their Subsidiaries (excluding the Company and the Company Subsidiaries). After the Closing, Sellers and Buyer agree to cooperate in good faith regarding insurance matters.

(c) The Buyer and Sellers acknowledge that mutual notice of commutation has been provided in accordance with Section 6.1 and 6.2 of that certain Participation Agreement in respect of Segregated Account 2: Westway Group dated May 28, 2009 (the “SAC 2 Agreement”). From and after the date hereof, no new insurance and/or reinsurance business shall be transacted under the SAC 2 Agreement; provided that during the commutation period, a cell owner may prosecute a new claim or recovery. The Sellers shall use commercially reasonable efforts to make the termination of the SAC 2 Agreement effective promptly following the date hereof, and in no event later than May 28, 2013.

(d) To the extent that Buyer requests that any premises which is subleased to Westway Feed pursuant to the arrangements contemplated by the Memorandum of Understanding remain covered by the insurance policies of Sellers, Buyer shall reimburse Sellers for the pro-rata portion of the applicable insurance premiums.

5.16. Nonsolicitation of Employees. For a period of two years from the date hereof, each of the Sellers and its controlled affiliates, on behalf of itself, the Company and the Company Subsidiaries prior to the Closing, and Buyer and its affiliates, on behalf of itself, the Company and the Company Subsidiaries on or after the Closing, agrees not to, directly or indirectly, (a) induce or attempt to induce any employee of any other Party hereto or its affiliates (individually and collectively, the “Employer”) to leave the employ of the Employer; (b) in any way interfere with the relationship between the Employer and any of its employees; (c) employ or otherwise engage (as an employee, independent contractor or otherwise) any person who is employed by the Employer, or at any time in the preceding six months was employed by the Employer and was terminated by the Employer for cause or voluntarily resigned; or (d) induce or attempt to induce any customer, supplier, licensee or other person to cease doing business with the other party or its affiliates or in any way interfere with the relationship between any such customer, supplier, licensee or other business entity and the other party or its affiliates. Notwithstanding anything to the contrary contained in this Section 5.16, after the Closing (i) Buyer and its affiliates shall be permitted to employ (A) the Transferred Westway Canada Employees and (B) the employees identified on Schedule 5.16 hereof, and (ii) Sellers and their affiliates shall be permitted to employ the individuals working at the terminals located at Liverpool, Regent Road, United Kingdom and Avonmouth, United Kingdom.

5.17. Additional Closing Documents. Seller shall use commercially reasonably efforts to obtain and deliver to Buyer, prior to Closing:

(a) a letter of good standing from the Saskatchewan Department of Finance confirming that all returns have been filed and all remittances have been received for the Saskatchewan sales tax account of Westway Canada up to and included December 31, 2011;

(b) a CGT Clearance Certificate issued from the Revenue Commissioners in Ireland with respect to the sale of the Shares of Ireland Holdings, provided that if the certificate described in this Section 5.17(b), is not obtained prior to Closing, Buyer shall be permitted to withhold Irish tax from the Purchase Price based on the amount of the Purchase Price allocated to Ireland Holdings on Exhibit C; and

(c) a purchase certificate under applicable workers compensation legislation in each province where employees of the Canadian Feed Business are located.

5.18. UK Reorganization. Prior to Closing, UK Terminals shall declare and issue a dividend to UK Holdings of all assets relating to the terminals located at Liverpool, Regent Road, United Kingdom and Avonmouth, United Kingdom (the “UK Reorganization”). The parties shall cause the UK Reorganization to occur at least one (1) Business Day prior to the Closing Date.

5.19. Trapped Cash. The Sellers acknowledge that the Purchase Price includes an amount attributable to cash held by certain Company Subsidiaries as follows: (i) $1,200,000 held by Westway Terminals Esberg ApS, (ii) $300,000 held by Westway Terminals Hibernian Ltd, and (iii) $833,854 by Westway Terminals Korea Limited (collectively the “Trapped Cash”). Notwithstanding anything to the contrary herein, the Sellers shall ensure that each of foregoing entities continue to hold at least their portion of the Trapped Cash at Closing

5.20. Further Assurances. From and after the Closing, each of the Parties hereto will execute and deliver such further documents and instruments of conveyance and transfer and take such additional actions as any other Party may reasonably request to fully effect, consummate, confirm or evidence the transactions contemplated by this Agreement, including any actions necessary to cause release of any Encumbrances.

ARTICLE VI

CONDITIONS TO CLOSING

6.1. Conditions to Obligations of the Sellers and Buyer. The respective obligations of the Sellers and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by applicable Law, the waiver at or prior to the Closing of each of the following conditions:

(a) Litigation. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement or (ii) instituted pending litigation that seeks to restrain, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement.

(b) Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth on Schedule 6.1 shall have been obtained, free of any condition that would reasonably be expected to have a Material Adverse Effect or a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.

(c) Westway Terminals Transaction. The tender offer in connection with the Westway Terminals Transaction shall have launched and shall not have been terminated.

6.2. Conditions to the Obligations of the Sellers. The obligations of each Seller to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by the Sellers at or prior to the Closing of each of the following conditions:

(a) Performance of Obligations by Buyer. Buyer shall have performed all obligations required to be performed by it under this Agreement at or prior to the Closing, except to the extent that such non-performance would reasonably be expected to have a Material Adverse Effect.

(b) Representations and Warranties. The representations and warranties of Buyer in ARTICLE IV shall be true and correct as of the date of this Agreement and as of the Closing, except (i) to the extent that the failure of such representations and warranties of Buyer to be true and correct individually or in the aggregate would not prevent or materially impair or materially delay the ability of Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement and (ii) for those representations and warranties which expressly relate to any earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date).

6.3. Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by Buyer at or prior to the Closing of each of the following conditions:

(a) Performance of Obligations by Sellers. Sellers shall have performed all obligations required to be performed by them under this Agreement at or prior to the Closing, except to the extent that such non-performance would reasonably be expected to have a Material Adverse Effect

(b) Representations and Warranties. The representations and warranties of the Sellers in ARTICLE III shall be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained therein) as of the date of this Agreement and as of the Closing, except (i) to the extent that the failure of such representations and warranties of the Sellers to be true and correct, individually or in the aggregate, has not had, and is not reasonably expected to have, a Material Adverse Effect and (ii) for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date);

(c) Material Adverse Effect. Since the date of this Agreement, no event, development, circumstance or occurrence shall have occurred that, individually or in the aggregate with all other events, developments, circumstances or occurrences, has had or is reasonably expected to have a Material Adverse Effect.

(d) Antitrust Approval under Merger Agreement. Any waiting period (and any extension thereof) applicable to the Merger (as defined in the Merger Agreement) or any transaction contemplated by a Company Acquisition Agreement (as defined in the Merger Agreement), if applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been earlier terminated, and any equivalent consent of any Governmental Entity under applicable Antitrust Laws, shall have been granted or the relevant waiting period shall have expired or been earlier terminated.

(e) Takeover Proposal under Merger Agreement. Neither the Special Committee nor the Board of Directors of the Westway Group shall be in discussions or negotiations with respect to or otherwise considering a Takeover Proposal (as defined in the Merger Agreement) or any similar alternative transaction as provided in any Company Acquisition Agreement, if applicable.

(f) Conditions under Merger Agreement. None of the events or conditions set forth in Sections (c)(i) through (vi), inclusive, of Exhibit A to the Merger Agreement (or corresponding conditions to the tender offer or conditions to closing contained in any Company Acquisition Agreement, if applicable) shall have occurred and be continuing.

(g) Closing Deliveries. Sellers shall have delivered, or caused to have been delivered, all items required to be delivered under Section 6.4(b), other than the items set forth in subsections (ii), (iii), (iv), (vi) and (xii) thereof.

6.4. Closing Deliveries.

(a) Closing Deliveries of Buyer. At the Closing or as otherwise set forth below, Buyer shall deliver or cause to be delivered:

(i) to the Sellers, a certificate of Buyer, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied;

(ii) to the accounts specified in the Payoff Letter, an amount in cash equal to the Payoff Amount;

(iii) to the Sellers, an amount in cash equal to the Purchase Price less the Payoff Amount;

(iv) to Sellers, the Transitional Services Agreement, duly executed by Agman Louisiana, Inc.;

(v) to Sellers, the HSE Transition Agreement in the form attached hereto as Exhibit H, duly executed by Westway Feed; and

(vi) to Sellers, the Bill of Sale and Assignment and Assumption Agreement, duly executed by Buyer.

(b) Closing Deliveries of the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered:

(i) to Buyer, a certificate from the Sellers, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a), 6.3(b), 6.3(c), 6.3(e) and 6.3(f) have been satisfied;

(ii) to Buyer, certificates representing the Shares, together with duly authorized stock powers executed in blank;

(iii) to Buyer, the Final Closing Certificate pursuant to Section 2.3(b) hereof;

(iv) a duly executed resignation of each of the directors and officers of the Companies and the Company Subsidiaries identified by Buyer to Sellers in writing no less than five (5) Business Days prior to the Closing;

(v) the third party consents listed on Schedule 6.4(b)(v), each of which shall not be subject to the satisfaction of any condition that has not been satisfied or waived, shall be in full force and effect and shall be evidenced by documentation in form and substance reasonably satisfactory to Buyer;

(vi) to Buyer, a certificate from Westway Group, consistent with Treasury Regulation Section 1.1445-2(b)(2), certifying that Westway Group is not a foreign Person;

(vii) to Buyer, the Transitional Services Agreement, duly executed by Westway Group;

(viii) to Buyer, the HSE Transition Agreement in the form attached hereto as Exhibit H (the “HSE Transition Agreement”), duly executed by Westway Terminals;

(ix) duly executed lease agreements, in the forms attached hereto as Exhibits D-1, D-2, D-3 and D-4, with respect to property owned or leased, as applicable, by Affiliates of Westway Group in Jacksonville, Florida, Baltimore, Maryland, St. Paul, Minnesota, and Houston, Texas;

(x) duly executed ten-year molasses storage agreements with respect to the facility in Houston, Texas, which include an exclusivity arrangement, in the forms attached hereto as Exhibit G;

(xi) to Buyer, the Bill of Sale and Assignment and Assumption Agreement, duly executed by Westway Canada; and

(xii) to Buyer, registerable transfers of the Real Property that is part of the Purchased Canadian Assets and all other standard conveyance documents in the jurisdiction where such Real Property is located no less than (5) Business Days prior to the Closing.

ARTICLE VII

TERMINATION

7.1. Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by the mutual written consent of the Sellers and Buyer;

(b) by the Sellers or Buyer, if the Merger Agreement is terminated for any reason, other than for Westway Group to enter into an Alternative Transaction Agreement as defined in the Merger Agreement;

(c) by the Sellers pursuant to the terms of Section 5.7 herein;

(d) by Buyer or the Sellers, if (i) the transactions contemplated by this Agreement have not been consummated by March 29, 2013 (the “Termination Date”) or (ii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement shall become final and non-appealable; provided, that, in each of the foregoing cases, the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to any Party that is responsible for a breach of its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the transactions contemplated by this Agreement on or prior to the Termination Date;

(e) by Buyer if (i) the Sellers or any of the Companies or the Company Subsidiaries shall have breached any of its covenants or agreements contained in this Agreement to such that the closing condition set forth in Section 6.3(a) would not be satisfied or (ii) there exists a breach of any representation or warranty of the Sellers, the Companies or the Company Subsidiaries contained in this Agreement such that the closing condition set forth in Section 6.3(b) would not be satisfied; provided, in the case of (i) or (ii), that if such breach is capable of being cured and is not cured by the Sellers, the Companies or the Company Subsidiaries as applicable, within ten (10) Business Days after the Sellers receive written notice of such breach from Buyer; provided, further, that Buyer is not then in breach in any material respect with any of its covenants or agreements under this Agreement; or

(f) by the Sellers if (i) Buyer shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Buyer such that the closing condition set forth in Section 6.2(a) would not be satisfied or (ii) there exists a breach of any representation or warranty of Buyer contained in this Agreement such that the closing condition set forth in Section 6.2(b) would not be satisfied; provided, in the case of (i) or (ii), that if such breach is capable of being cured and is not cured by Buyer within ten (10) Business Days after Buyer receives written notice of such breach from the Sellers; provided, further, that the Sellers, the Companies and the Company Subsidiaries are not then in breach in any material respect with any of its covenants or agreements under this Agreement.

The Party desiring to terminate this Agreement pursuant to Section 7.1(b)-(f) shall give written notice of such termination to the Sellers or Buyer, as applicable.

7.2. Termination Fee. If the Sellers terminate this Agreement pursuant to Section 7.1(c), the Parties agree that Sellers shall pay to Buyer a fee of $4,000,000 (the “Termination Fee”), it being understood that (a) upon payment, the Termination Fee shall constitute Buyer’s sole and exclusive remedy hereunder and (b) in no event shall Sellers be required to pay the Termination Fee on more than one occasion. The Termination Fee shall be payable in immediately available funds by wire transfer contemporaneously with such termination, and such termination shall not be effective until the Termination Fee is received by Buyer.

7.3. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 7.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Affiliates) except for the payment of the Termination Fee if due under Section 7.2; provided, that ARTICLE IX shall survive the termination of this Agreement; and provided, further, that except as otherwise provided herein, no such termination shall relieve any Party of any liability or damages to any other Party resulting from any willful breach of this Agreement prior to any such termination.

ARTICLE VIII

INDEMNIFICATION AND RELEASE

8.1. Indemnification by Buyer. After the Closing, Buyer shall (a) indemnify the Sellers against, and shall hold Sellers harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Sellers based upon, arising out of or with respect to (i) the business of the Companies and the Company Subsidiaries, (ii) any liability relating to or arising from the Feed Business (including, but not limited to, any liability arising under Environmental Laws with respect to the Baltimore, Maryland site), other than the Excluded Canadian Liabilities, (iii) any liability relating to or arising from the UK Reorganization (iv) Sellers’ provision of coverage under any Benefit Plans after the Closing Date pursuant to Section 5.5 or (v) the Purchased Canadian Assets and Assumed Canadian Liabilities, in each case regardless of whether the event giving effect to any such Losses occurred before or after the Closing and (b) pay to Sellers the Buyer Additional Taxes, if any, promptly following the determination of the Notional Tax Amount in the Notional 2012 Tax Returns pursuant to Section 5.4(h) of this Agreement; provided, however, that Buyer’s obligation to indemnify or make payment to Sellers shall be limited to the extent of Sellers’ failure to materially comply with the procedures or requirements set forth in Section 5.4(h) relating to the preparation of the Notional 2012 Tax Returns; and provided, further, that Buyer shall only be required to indemnify Sellers (as a group) once for any Loss that may be subject to more than one subsection of this sentence. For the avoidance of doubt, Section 8.1(b) does not constitute an indemnity for any other Tax liabilities of the Sellers, and Buyer shall not be required to indemnify Sellers under Section 8.1(a) to the extent the amount for which indemnification otherwise would be available is taken into account in the calculation of the Notional Tax Amount.

8.2. Indemnification by Sellers. After the Closing, Westway Group shall (a) indemnify Buyer, any Company, any Company Subsidiary or any of their respective Affiliates (each a “Buyer Indemnified Party”) against, and shall hold each Buyer Indemnified Party harmless from and against, any and all Losses incurred or sustained by, or imposed upon, any Buyer Indemnified Party based upon, arising out of or with respect to (i) the business of Westway Group and its Subsidiaries other than the Companies and the Company Subsidiaries, including any liability relating to or arising from the Seller’s Terminals Business or (ii) the Excluded Canadian Assets and Excluded Canadian Liabilities, in each case regardless of whether the event giving effect to any such Losses occurred before or after the Closing and (b) pay to Buyer the Seller Additional Taxes, if any, promptly following determination of the Notional Tax Amount in the Notional 2012 Tax Returns pursuant to Section 5.4(h) of this Agreement. For the purposes of clarity, Losses subject to indemnification under this Section 8.2 shall include any liability for the Taxes of the Companies and the Company Subsidiaries arising as a result of their having been a member of an affiliated, consolidated, combined or unitary group (or other group under comparable non-U.S. laws) in respect of which any of Westway Group or its Subsidiaries was also a member (but other than any such group comprising only the Companies and the Company Subsidiaries). In the event any Tax Return filed with a Governmental Entity reflects a deduction for In-the-Money Warrants, (i) the Notional Tax Amount shall be promptly recalculated reflecting such deductions and (ii) Westway Group shall pay to Buyer within ten (10) days of the filing of such Tax Return the amount (if any) by which the Notional Tax Amount was reduced.

8.3. Priority. In the event of a conflict between the provisions of Sections 8.1 and 8.2 hereof and any other agreement between the parties or contemplated by this agreement (other than the Transitional Services Agreement and HSE Transition Agreement), including the agreements attached hereto as Exhibits D-1 through D-4 and F, the terms of Sections 8.1 and 8.2 hereof shall control.

8.4. Release.

(a) Effective as of the Closing, Buyer, for itself and for each Buyer Related Person (collectively, the “Releasing Parties”), hereby unconditionally waives, releases, acquits, and forever discharges, settles and relinquishes, any and all Released Claims against Westway Group and each Westway Group Related Person (collectively, the “Released Parties”). Buyer, for itself and for each Buyer Related Person, hereby agrees: (a) to never commence, aid, join or otherwise participate in (except to the extent required by Order) any Claim or other legal proceeding based in whole or in part upon any Released Claim; (b) that this waiver and release is an essential and material term of this Agreement and that the agreements in this Section 8.4 are intended to be in full satisfaction of any alleged injuries or Losses in connection with the Released Claims and (c) that this release shall apply to all unknown or unanticipated results of any action of any party, as well as those known and anticipated. Buyer, for itself and on behalf of each Buyer Related Person, has executed this Agreement voluntarily, with the intention of fully and finally extinguishing all matters relating to the Released Claims. Notwithstanding anything to the contrary herein, the waiver and release in this Section 8.4 shall not apply to, and the definition of Released Claims shall specifically exclude, any claim or dispute arising out of or relating to (1) this Agreement or any of the other contractual arrangements set forth on Schedule 8.4, (2) any breach of the terms of the Merger Agreement prior to the consummation of the Merger (as such term is defined in the Merger Agreement) or any breach of the provisions of the Merger Agreement relating to the payment of the consideration in the Offer (as such term is defined in the Merger Agreement) or the Merger Consideration (as such term is defined in the Merger Agreement), (3) any breach or, or exercise of any rights or remedies under, any other agreements between a Buyer Related Person on the one hand, and a Westway Group Related Person on the other hand, that are unrelated to this Agreement, the Merger Agreement or any of the transactions contemplated hereby or thereby and (4) any claims against a Released Party or any of their respective insurers for indemnification, contribution, reimbursement of expenses or similar claims (A) pursuant to applicable Law, (B) under the charter documents of any Person, (C) under any insurance policies or indemnification agreements or (D) as a third party beneficiary under the Merger Agreement.

(b) From and after the Closing, Buyer shall indemnify the Released Parties against, and shall hold the Released Parties harmless from and against any and all Losses incurred or sustained by, or imposed upon the Released Parties, arising out of any Released Claim brought by any Releasing Party or out of any breach by any Releasing Party of this Section 8.4.

ARTICLE IX

MISCELLANEOUS

9.1. Publicity. The initial press release regarding the transactions contemplated by this Agreement shall be a joint press release and thereafter, no press releases or public announcements with respect to the transactions contemplated by this Agreement and filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, shall be issued or made by any Company, any Company Subsidiary or Seller, on the one hand, or Buyer, on the other hand, without the prior written consent of Buyer or the Sellers, as the case may be (which consent shall not be unreasonably withheld or delayed), except (i) as may be required in connection with the Westway Terminals Transaction and (ii) as may otherwise be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

9.2. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the Transitional Services Agreement constitute the entire agreement among the Parties and supersede any prior understandings or agreements by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

9.3. Succession and Assignment. Except as otherwise provided herein, this Agreement may not, without the prior written consent of Buyer and the Sellers, be assigned by Buyer or any of the Sellers by operation of Law or otherwise, and any attempted assignment shall be null and void; provided, that any Party may, without prior written consent of the other Parties, (a) assign any or all of its rights hereunder to one or more of its Affiliates or (b) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases described in subclauses (a) or (b), such Party nonetheless shall remain responsible for the performance of all of its obligations hereunder). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives.

9.4. Expenses. Except as specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, shall be borne by the Party incurring such expense.

9.5. Survival; Buyer Acknowledgment. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement (including the Final Closing Certificate), nor any of the covenants and agreements contained herein to be performed or complied with prior to, or at, Closing, will survive the Closing. No Party shall be under any liability whatsoever with respect to any such representation or warranty, covenant or agreement after Closing. Only the covenants and agreements contained herein that are to be performed or complied with after the Closing shall survive the Closing in accordance with their respective terms or, absent a specific term, until expiration of the applicable statute of limitations, and this Section 9.5 shall not limit any liability of the Parties to this Agreement for such post-Closing covenants or agreements. BUYER HEREBY EXPRESSLY ACKNOWLEDGES AND AGREES THAT BUYER WILL HAVE, AS OF THE CLOSING, THOROUGHLY INSPECTED AND EXAMINED THE COMPANIES TO THE EXTENT DEEMED NECESSARY BY BUYER IN ORDER TO ENABLE BUYER TO EVALUATE THE PURCHASE OF THE COMPANIES. BUYER FURTHER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT OR IN ANY OF THE ANCILLARY DOCUMENTS, BUYER IS RELYING SOLELY UPON THE INSPECTION, EVALUATION AND EXAMINATION OF THE COMPANIES BY BUYER AND THAT BUYER IS PURCHASING, AND AT CLOSING WILL ACCEPT, THE SHARES AND THE PURCHASED CANADIAN ASSETS ON AN “AS IS,” “WHERE IS” AND “WITH ALL FAULTS” BASIS, WITHOUT ANY WARRANTY OF, INDEMNITY OR LIABILITY TO THE SELLERS EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT OR IN ANY OF THE ANCILLARY DOCUMENTS OR IN THE CASE OF FRAUD OR INTENTIONAL MISREPRESENTATION.

9.6. Headings. The section headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7. No Right of Off-Set/Set-Off. Neither Buyer nor the Sellers shall have any right to off-set or set-off any payment due pursuant to this Agreement against any other payment to be made under this Agreement, the Transitional Services Agreement or otherwise.

9.8. Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been properly given and delivered by such Party or its legal representative if delivered personally or sent by facsimile, overnight courier service recognized in United States and guaranteeing two-day or overnight delivery, or registered or certified mail, postage prepaid, addressed as follows:

If to the Sellers:

Westway Group, Inc.

365 Canal Street

Suite 2900

New Orleans, Louisiana 70130

Attention: Chief Executive Officer

Fax: (504) 636-4316

with copies to:

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104

Attention:    Craig L. Godshall, Esq.

                     Stephen M. Leitzell, Esq.

Fax: (215) 994-2222

If to Buyer:

E D & F Man Liquid Products Corporation

265 Canal Street

Suite 2929

New Orleans, Louisiana 70130

Attention: A.W. Huguley IV

Fax: (504) 522-1638

with a copy to:

Reed Smith LLP

2500 One Liberty Place

Philadelphia, Pennsylvania 19103

Attention: Brian C. Miner

Fax: (215) 851-1420

Unless otherwise specified herein, such notices or other communications shall be deemed given on the earliest of (a) two Business Days after being sent by an overnight courier recognized in the United States and guaranteeing overnight or two-day delivery, (b) the date delivered if delivered by facsimile (so long as the transmitting facsimile machine records electronic confirmation of the due transmission of the notice during normal business hours, if not, the next Business Day after), (c) ten Business Days after being sent, if sent by registered or certified mail or (d) actual receipt by the party to whom such notice sent. Each of the Parties hereto shall be entitled to specify a different address by delivering notice as aforesaid to each of the other Parties hereto.

9.9. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware without giving effect to the principles of conflicts of Law.

9.10. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Sellers and Buyer. No waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Party waiving such provision. No waiver by any Party of any default or any breach of any representation, warranty, covenant or agreement hereunder shall be deemed to extend to any prior or subsequent default or breach or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

9.11. Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, this Agreement shall be amended so as to enforce the illegal, invalid or unenforceable provision to the maximum extent permitted by applicable Law, and the Parties shall cooperate in good faith to further modify this Agreement so as to preserve to the maximum extent possible the intended benefits to be received by the Parties.

9.12. Construction. The Parties intend that each representation, warranty, covenant and agreement contained in this Agreement shall have independent significance. If any Party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement.

9.13. Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or otherwise is breached by any such Party. Accordingly, the Parties agree that, without posting bond or similar undertaking, each Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement, and the terms and provisions hereof and thereof, in addition to any other rights to which such Party may be entitled at Law or in equity. Any such remedy shall be in addition to any other remedy that such Party may have hereunder.

9.14. Jurisdiction; Court Proceedings; Waiver of Jury Trial. Any Claim against any Party to this Agreement arising out of or relating to this Agreement shall be brought in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, the United States District Court for the District of Delaware and each of the Parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Claim. A final judgment in any such Claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the extent that service of process by mail is permitted by applicable Law, each Party irrevocably consents to the service of process in any such Claim in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein. Each Party irrevocably agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Claim in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, the United States District Court for the District of Delaware and (b) any claim that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party waives any right to a trial by jury, to the extent lawful, and agrees that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive its right to trial by jury in any Claim whatsoever between them relating to this Agreement or the transactions contemplated hereby.

9.15. No Third Party Beneficiaries. Except (i) that Parent and Merger Sub shall be express third party beneficiaries of Article 8 and (ii) as specifically provided for in Section 5.6, this Agreement shall not confer any rights or remedies upon any Person other than the Parties.

9.16. No Presumption Against Drafting Party. Each Party acknowledges that each Party has been represented by counsel in connection with this Agreement and the transactions contemplated herein. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

9.17. Signatures. This Agreement shall be effective upon delivery of original signature pages or “pdf” or facsimile copies thereof executed by each of the Parties. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.18. Computation of Time. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a day that is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

9.19. Dollars. All references to dollars or “$” in this Agreement shall refer to United States dollars.

[Signature Pages follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

E D & F Man Holdings Limited

By:	/s/ Ian Falshaw
Name: Ian Falshaw
Title: Authorised Signatory

Westway Group, Inc.

By:	/s/ Thomas A. Masilla Jr.
Name: Thomas A. Masilla Jr.
Title: CFO

Westway Holdings UK Limited

By:	/s/ Chad Saltzman
Name: Chad Saltzman
Title: Director

Westway Holdings Netherlands B.V.

By:	/s/ Chad Saltzman
Name: Chad Saltzman
Title: Director

Westway Terminal & Feed Products Canada Inc.

By:	/s/ Gene E. McClain
Name: Gene E. McClain
Title: President